新鴻基地產發展有限公司
Sun Hung Kai Properties Limited


SmarTone
數碼通
888

中期報告 Interim Report 2003/04


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1 馬灣珀麗灣 Park Island, Ma Wan
2 九龍站凱旋門 The Victory Arch, Kowloon Station
3 國際金融中心二期 Two IFC
4 四季酒店 The Four Seasons Hotel
5 北京新東安市場 Sun Dong An Plaza, Beijing
6 優質客戶服務 Quality customer service
7 九龍巴士 Kowloon Motor Bus
8 數碼通 SmarTone
9 新意網 SUNeVision

新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

中期報告 Interim Report 2003/04

目錄

Contents

公司資料

董事

郭炳湘
主席兼行政總裁

李兆基
副主席

郭炳江
副主席兼董事總經理

郭炳聯
副主席兼董事總經理

* 鍾士元

* 胡寶星

* 馮國經

* 關卓然

盧超駿

羅景雲

陳啓銘

陳鉅源

鄺　準

黃奕鑑

黃植榮

蘇慶和

* 胡家驃
（胡寶星之替代董事）

非執行董事
* 獨立非執行董事

公司秘書

黎浩佳

註冊辦事處

香港灣仔港灣道30號
新鴻基中心45樓
電話：(852) 2827 8111
傳真：(852) 2827 2862
互聯網址：www.shkp.com
電子郵件：shkp@shkp.com

核數師

德勤 • 關黃陳方會計師行

股票登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-6室

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
恒生銀行
中國工商限行
東京三菱銀行
三井住友銀行
瑞穗實業銀行
渣打銀行
UFJ Bank Limited
東亞銀行有限公司

律師

胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

董事局主席報告書

本人謹向各位股東報告中期業績：

中期業績

本集團截至二零零三年十二月三十一日止六個月未經審核減除稅項及少數股東權益後之盈利為港幣二十八億四千萬元，與上年度同期盈利港幣三十六億六千三百萬元比較，減少百分之二十二。盈利減少主要受項目落成時間影響，期內落成的住宅項目較少，預計本財政年度下半年落成的住宅項目會遠較上半年為多。集團每股盈利為港幣一元一角八仙，與上年度同期港幣一元五角三仙比較，減少百分之二十三。去年盈利及每股盈利數字因計算遞延稅項已作調整。

股息

董事局議決於二零零四年四月六日派發中期股息每股港幣六角予於二零零四年四月六日在本公司股東名冊上登記之股東，此派息與上年度同期相同。

業務檢討

售樓成績

回顧期內，集團售出及預售樓宇總額，以所佔權益計算，為港幣六十九億六千五百萬元，上年度同期總額為八十一億八千七百萬元。期內出售的主要住宅物業包括元朗 YOHO Town 第一期、將軍澳中心、將軍澳維景灣畔第三期及長沙灣宇晴軒第一期。隨著市場氣氛改善，集團自二零零四年初以來，售樓收益超過港幣三十八億元。

截至二零零三年十二月三十一日止之六個月內，本集團入賬的物業銷售額為港幣三十億一千九百萬元，上年度同期的銷售額為港幣八十八億八千九百萬元。受入伙紙批出時間影響，集團於期內衹完成以下兩個發展項目，所佔樓面面積共八十萬平方呎：

項目	地點	物業用途	集團所佔權益 (百分率)	所佔樓面面積 (平方呎)
昇悅居	長沙灣荔枝角道 833 號	住宅／商場	35.44	562,000
維景灣畔第三期 B	將軍澳澳景路 88 號	住宅	49	284,000
總計				846,000

本財政年度上半年內完成的住宅項目中，超過百分之九十五經已售出。

土地儲備

於二零零四年二月，集團向一發展財團前成員購入紅磡九龍內地段11076號住宅發展項目百分之五十權益，所佔樓面面積為七十九萬三千平方呎。自去年七月以來，集團的土地儲備亦增加一幅位於汀九的酒店用地，樓面面積為三十一萬平方呎，此項目將作長期投資之用。

目前集團在香港擁有土地儲備達四千五百五十萬平方呎，包括二千零五十萬平方呎已落成的投資物業和二千五百萬平方呎發展中物業。此外，集團亦持有地盤面積逾二千一百萬平方呎的農地，大部分位於新界現有或計劃興建的鐵路沿線，正申請轉換土地用途，主要作發展住宅，其中多數已進展至較成熟階段。

地產發展

自去年七月以來，住宅物業市場明顯復甦，主要由於中央政府推行連串振興經濟措施、特區政府的配合、市場重拾信心和經濟復甦。股票市場持續暢旺進一步帶動樓市，豪宅表現尤其突出。置業人士的組合變得較多元化，大多數為真正用家，當中包括不少換樓人士。

政府透過勾地表方式恢復賣地，以及在全面和以市場為主導的房屋和土地政策配合下，將有助加強置業者的信心，使現時復甦中的樓市得以持續。

在逐步改善的經營環境下，本集團在新樓盤的推廣和銷售方面，充分發揮優質品牌效應，並致力進一步提升物業的邊際利潤。除加強企業品牌外，集團亦引入創新概念，為個別樓盤建立獨特風格。

本集團經常密切留意顧客瞬息萬變的需求，包括他們對單位面積、間隔、設計、設施和質素的意見。集團將繼續為買家提供不同面積的單位供選擇，並於未來發展項目中，增加面積較大的豪華單位。

於本財政年度上半年及預計在下半年度建成的物業，列舉如下：

	住宅	商場 *所佔樓面面積（百萬平方呎）*	總計
上半年			
樓宇銷售	0.8	0	0.8
收租物業	0	**	**
合計	0.8	**	0.8
下半年			
樓宇銷售	2.5	0	2.5
收租物業	0	0.1	0.1
合計	2.5	0.1	2.6
全年總計	**3.3**	**0.1**	**3.4**

*** 少於十萬平方呎*

收租物業

回顧期內，集團的租金收入為港幣二十四億八千九百萬元，連同在合營項目應佔權益港幣二億三千八百萬元計算，集團租金總收入共達港幣二十七億二千七百萬元，較去年同期輕微下跌百分之三。集團旗下收租物業的整體出租率維持於約百分之九十二的水平。

受惠於個人遊政策，以及本地消費信心增強，本港零售業明顯復甦。集團旗下商場的消費額亦有所增加，尤其是位處旅遊點及分佈於鐵路沿線的商場，表現尤其突出。隨著租戶的營業額得以改善，以及於訂立新租約及商戶續租時可錄得較高租金，集團的整體租金收入將得以加強。

集團致力保持旗下商場的吸引力，並與租戶建立長期關係，將繼續在商場內舉辦推廣活動，吸引更多人流及刺激消費，並定期重整租戶及行業組合，以把握內地旅客大增所帶來的商機。集團將繼續貫徹經常翻新旗下商場的策略。

由機構遷往較優質寫字樓及新公司進駐帶動需求，寫字樓租務呈現改善跡象。甲級寫字樓如國際金融中心的租金，與去年比較已有增長。在經濟復甦及市場氣氛好轉的支持下，市場投資意欲增強，導致寫字樓樓價有可觀升幅。預期未來數年新寫字樓供應量有限，加上更緊密經貿關係協議所產生的商機，優質寫字樓的需求將持續殷切。

國際金融中心賦予中環新定義，並將商業核心區轉移至海旁。國際金融中心二期樓高八十八層，已成香港新地標，亦是本港最顯赫的商廈，為各大企業開設辦事處必然之選。國際金融中心商場匯聚多元化的知名品牌，是中區消閑及娛樂新焦點。該項目擁有充裕車位，加上交通網絡暢達，為遊人提供無可比擬的方便。目前國際金融中心商場及二期寫字樓出租率分別為百分之八十及百分之七十。憑藉其優越位置和超卓質素，預期來年商場及寫字樓的出租率會進一步上升。

九龍站第五、六及七期發展項目位處香港未來的商業及文化中心，將包括住宅、寫字樓、商場及酒店。該項目坐落機鐵九龍站上蓋，將結合先進科技及優秀設計，其中一幢超現代的摩天大廈，將成為香港的新地標。九龍站第三期凱旋門將提供一百萬平方呎的住宅，預期於今年第三季推售。

APM商場位於創紀之城第五期，面積達六十萬平方呎，將成為集團在東九龍的旗艦商場，預計於二零零四年下半年落成後，為顧客提供嶄新的購物及消閑體驗。創紀之城第五期標誌著將東九龍蛻變成優質商業區的最新階段。該項目原包括七十萬平方呎作出租用途的寫字樓，集團隨後出售部分面積予一間本地主要銀行自用，其餘樓面將持作長期投資。

集團致力保持理想的優質投資物業組合，發展中的地標性物業將進一步提升資產質素及加強租金增長潛力。

電訊及資訊科技

數碼通

數碼通錄得滿意業績，截至二零零三年十二月三十一日止六個月內，純利達港幣二億三千五百萬元，較去年同期上升百分之五。盈利增加主要由於漫遊業務復甦，多媒體服務使用量增加，以及營運效益和效率得到改善。

數碼通在提升品牌形象及鞏固在服務質素方面的領導地位，取得良好進展，為建立長遠持久的競爭優勢，奠定了穩健的基礎。該公司現正鋪設3G網絡，並預期在二零零四年下半年投入服務。數碼通擁有卓越管理層、穩健業務策略及財務狀況，本集團對該公司的發展前景充滿信心，並會繼續持有其股權作長線投資。

新意網

新意網在回顧期內繼續錄得純利。隨著整體經濟環境改善，該公司將繼續尋求增長的機會，以改善業務表現，並致力達至全年盈利的目標。該公司財務狀況保持穩健，持有現金及有息證券總值約港幣十二億元。展望未來，新意網將借助財政優勢開拓投資機會，以推動現有核心業務發展。

運輸及基建

九龍巴士

主要受非典型肺炎及將軍澳地鐵支線通車後影響，九龍巴士(九巴)二零零三年上半年的車費收益及載客量均出現下降。該公司已採取多項積極應變措施，包括新增巴士路線、引入更多空調巴士、重整服務班次及增加推廣活動等。

九巴致力維持其領導地位，提供高效率、可靠及高質素的巴士服務，同時引入最新保護環境技術。該公司在內地的巴士及其他運輸業務表現穩定，並將繼續在本港及內地開拓核心運輸業務的商機。九巴附屬上市公司路訊通保持在本港及國內流動多媒體銷售業務的領導地位。

其他基建業務

受惠於本地經濟復甦，威信集團的業務在回顧期內表現令人滿意，而三號幹線(郊野公園段)的交通流量亦保持穩定。

機場空運中心已開始錄得盈利，而內河碼頭運作暢順，貨運量亦有所增加。九號貨櫃碼頭兩個泊位的興建工程仍在進行中，並接近完工階段，預期泊位交換可於二零零四年年中進行。

集團所有基建業務均集中於香港，長遠將帶來穩定現金收益及回報。

酒店業務

本集團旗下三間酒店表現出色，在回顧期內平均入住率約百分之九十。本港旅遊業受惠於個人遊措施及美元疲弱等因素，自二零零三年第三季以來迅速復甦，加上未來數年陸續有新旅遊景點落成，將進一步推動更多旅客訪港。

集團現有酒店以及位於機鐵香港站及九龍站上蓋興建中的六星級酒店，將可充分掌握未來旅遊業帶來的商機。位於國際金融中心的四季酒店及Four Seasons Place，共有一千間酒店客房及豪華套房，提供全面及個人化服務，將於二零零五年初開業。

國內業務

受惠於國內經濟發展持續蓬勃，集團內地業務於期內表現令人滿意。

集團於上海陸家嘴金融貿易區新發展的綜合商業項目，總面積達四百五十萬平方呎，包括優質寫字樓、酒店、服務式住宅及商場，集團將於二零零四年年中接收地盤進行發展。

上海中環廣場的租務表現突出，出租率高逾百分之九十六，上海名仕苑第二期的預售成績令人鼓舞，差不多全部單位售罄。為把握二零零八年北京奧運會帶來的機會，集團現正計劃為北京新東安市場進行翻新工程。

集團財務

本集團繼續採取審慎的理財政策，維持充裕流動資金及低借貸比率。從租金及售樓收益所得的穩定現金收入，使集團的淨債項與股東權益比率於二零零三年十二月三十一日處於百分之十一點七的水平。

穆迪提升本集團的信貸評級至A2，並將前景評為樂觀，為香港地產公司所得的最高評級。這評級除反映近期住宅樓市已復甦外，更彰顯集團的財務實力及審慎政策。

集團於二零零四年三月籌組一項港幣五十五億元循環信用銀團貸款，分五年及七年兩期，融資成本甚具競爭力，具市場指標作用，所得款項將用作償還短期借貸，以及一般營運資金。集團將繼續延長借貸年期，並透過不同融資渠道取得充裕後備貸款額。

集團擁有龐大的未動用貸款額，為未來業務發展備用，所有借貸均無抵押。集團亦無參與任何投機性的衍生工具交易，而差不多所有借貸均為港元，因而外匯風險極低。集團將把握目前低息及市場上流動資金充裕等有利因素，於適當時機以具競爭力的條件安排遠期融資。

顧客服務、人力資源與環保推廣

為迎合市場需要，本集團首要任務是為住客提供健康衛生的高質素居所。集團致力提供最優質的樓宇設計及間隔，配合卓越物業管理服務，亦同時向轄下屋苑住戶推廣環保意識，以及於新建物業注入環保元素。

集團不斷提升物業管理水平，提供超卓服務滿足住戶需求。集團旗下兩間物業管理公司康業及啟勝，憑著積極推動環保及一流服務質素，獲得業內多項殊榮。

「新地會」致力促進與市場的雙向溝通，使集團更能掌握顧客的需要，會員人數目前超過十八萬。該會不斷推出嶄新會員優惠及服務、多元化活動及置業優惠，成功建立會員對集團的歸屬感。

集團現僱用約二萬名員工，視優秀人才為最重要資產，因此提升僱員的質素及強化管理隊伍的實力，佔管理工作的首位。集團經常招募優才及提供全面培訓課程，以維持長期競爭力。

企業管治

為確保股東取得最高的投資回報，集團竭力在業務各環節上維持高水平的企業管治，透過完善的匯報制度和內部監控系統，建立有效的權責機制，並第一時間向投資者發放資訊，提高公司透明度。

本集團在企業管治方面的努力及所獲的成就，廣泛得到國際機構認同及頒發多個獎項。集團於二零零三年獲Euromoney雜誌評選為香港最佳企業管治地產公司及連續三年獲選為「亞洲最佳地產公司」第一名。

展望

全球經濟好轉，國內經濟持續蓬勃發展，美元處於弱勢，以及市場資金充裕，將為二零零四年的香港經濟注入動力。個人遊及更緊密經貿關係安排亦將繼續加速本地的經濟增長。

本港就業情況穩步改善，通縮壓力亦逐漸減退，將進一步加強置業者的信心。目前一般住宅物業的樓價祗是處於一九九二年的水平，仍較一九九七年高峰期低六成，對置業者而言既具吸引力又符合負擔能力。此等利好因素，加上樓宇按揭息率為歷來最低，供樓較租住物業更化算，預期市場對住宅的需求會繼續殷切。

展望未來數年，新落成住宅供應量會下降。在用家需求增加的情況下，中期而言，住宅樓價應逐漸上升。集團將把握目前市況，致力提高物業發展的邊際利潤及股東回報，憑著本身財務實力，透過不同方式補充住宅物業的土地儲備，目前正積極與政府商討若干農地轉換作住宅用途的補地價事宜。

預期集團收租物業於未來數月會有穩定表現，其中商舖租金有上升潛力。隨著新投資物業落成，集團主要來自收租物業的經常性收益長遠可望增加。而集團悉力為物業增值及提高收租組合的吸引力，亦將取得成果。為增強資產回報，集團會於適當時機考慮出售部分非核心收租物業。

隨著內地經濟蓬勃發展和海外資金持續流入，造就國內不少新的商業及投資機會湧現。本集團將繼續充分利用這些機遇，選擇性地投資於主要大城市，包括北京、上海、廣州及深圳。

集團建基香港三十多年，對香港的信念始終如一。過去數年香港經歷經濟低迷，然而集團對香港長遠前景的信心絲毫沒有動搖。目前種種跡象顯示本地經濟正復甦，集團將抖擻精神，奮進向前，竭力為香港市民進一步提升產品和服務質素。

集團將繼續預售新樓盤，未來九個月開售的主要住宅項目包括屯門聚康山莊、馬灣珀麗灣第三期、何文田農圃道 18 號及九龍站凱旋門。預售樓宇收益及穩定租金收入，將進一步加強集團的財務狀況。

預計於本財政年度落成的物業已售出逾百分之八十。集團於本財政年度下半年將有更多住宅項目落成，預料售樓溢利會遠較上半年為多。如無不可預測情況，集團本年度業績應有滿意表現。

最後，本人謹藉此機會對董事局同寅之英明領導及全體員工努力不懈的工作表現，深表謝意。

郭炳湘

主席兼行政總裁

香港，二零零四年三月十一日

綜合損益賬

截至二零零三年十二月三十一日止六個月（以港幣百萬元計）

	說明	（未經審核）截至十二月三十一日止六個月 二零零三年	二零零二年（重列）
營業額	2(a)	**8,703**	13,574
銷售成本及營運支出		**(5,076)**	(9,205)
毛利		**3,627**	4,369
其他收入		**379**	53
銷售及推銷費用		**(328)**	(352)
行政費用		**(516)**	(448)
營業溢利	2(a)	**3,162**	3,622
財務支出		**(106)**	(189)
財務收入		**24**	64
淨財務支出	3	**(82)**	(125)
出售長期投資項目溢利	4	**39**	321
所佔聯營公司溢利減虧損		**153**	380
所佔共同控制公司溢利減虧損		**203**	92
	2(b)	**356**	472
稅前溢利	5	**3,475**	4,290
稅項	6	**(491)**	(633)
除稅後溢利		**2,984**	3,657
少數股東權益		**(144)**	6
可撥歸股東溢利		**2,840**	3,663
建議派發中期股息		**1,441**	1,441
（以港幣為單位）			
每股溢利	7	**$1.18**	$1.53
每股中期息		**$0.60**	$0.60

綜合資產負債表

於二零零三年十二月三十一日（以港幣百萬元計）

	說明	（未經審核） 二零零三年 十二月三十一日	（重列） 二零零三年 六月三十日
非流動資產			
固定資產	8	**86,604**	86,322
聯營公司		**2,990**	3,107
共同控制公司		**17,616**	19,513
長期投資項目	9	**7,642**	4,970
應收放款		**1,708**	1,746
待發展土地		**11,303**	11,661
		127,863	127,319
流動資產			
存貨		**20,242**	20,273
業務及其他應收賬項	10	**3,278**	3,241
短期投資項目		**1,322**	852
銀行結存及存款		**7,898**	8,891
		32,740	33,257
流動負債			
銀行及其他借項		**(1,878)**	(934)
業務及其他應付賬項	11	**(8,082)**	(8,066)
已收取售樓訂金		**(2,778)**	(1,899)
税項		**(2,610)**	(2,903)
		(15,348)	(13,802)
流動資產淨值		**17,392**	19,455
資產總額減流動負債		**145,255**	146,774
非流動負債			
銀行及其他借項		**(20,218)**	(21,193)
遞延税項負債		**(1,006)**	(914)
		(21,224)	(22,107)
少數股東權益		**(2,925)**	(4,016)
資產淨值		**121,106**	120,651
資本及儲備			
股本	12	**1,201**	1,201
資本溢價及儲備金		**118,464**	117,049
建議派發中期股息		**1,441**	-
建議派發末期股息		**-**	2,401
股東權益		**121,106**	120,651

簡明綜合現金流量表

截至二零零三年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核）截至十二月三十一日止六個月	
	二零零三年	二零零二年
經營業務之現金流入淨額	**4,110**	9,801
投資活動之現金支出淨額	**(1,275)**	(2,139)
融資活動之現金支出淨額		
一償還銀行及其他借項淨額	**(57)**	(5,078)
一支付股東股息	**(2,401)**	(3,842)
一支付少數股東股息	**(1,082)**	-
一其他	**(257)**	(246)
	(3,797)	(9,166)
現金及現金等值項目減少	**(962)**	(1,504)
期初結存之現金及現金等值項目	**8,447**	8,230
期末結存之現金及現金等值項目	**7,485**	6,726
期末結存現金及現金等值項目分析		
銀行存款	**7,557**	6,604
銀行結存及現金	**341**	197
銀行透支	**(78)**	(75)
	7,820	6,726
減：抵押銀行存款	**(335)**	-
	7,485	6,726

簡明綜合權益變動表

截至二零零三年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核）截至十二月三十一日止六個月	
	二零零三年	二零零二年（重列）
期初權益總額		
一原來呈報	**121,721**	128,598
一遞延税項會計政策轉變（賬項説明第1及第6項）		
一保留溢利	**(1,002)**	(788)
一物業重估儲備	**(68)**	(56)
	(1,070)	(844)
一重列	**120,651**	127,754
沒有在綜合損益賬內確認之淨虧損		
一在物業重估儲備扣除的遞延税項	**(3)**	(3)
期內可撥歸股東溢利	**2,840**	3,663
出售附屬公司持有之投資物業已變現虧損╱(盈餘)轉往損益賬	**19**	(11)
出售共同控制公司持有之投資物業已變現盈餘轉往損益賬	**-**	(305)
支付末期股息	**(2,401)**	(2,401)
支付特別現金股息	**-**	(1,441)
期末權益總額	**121,106**	127,256

中期財務報表賬項說明

（以港幣百萬元計）

1. 編製基準

本集團之簡明中期財務報表已採用由香港會計師公會所頒佈之會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司上市規則附錄十六有關資料披露所編製而成。所使用之會計政策，除了下述的會計政策轉變外，與編製截至二零零三年六月三十日止年度之全年財務報表所用者相同。

於以往年度，遞延税項負債採用負債法就收入及開支的會計及税務處理兩者產生的一切重大時差按可合理預計在可見將來出現的税務影響作出撥備。遞延税項資產僅於合理確信毫無疑問實現的情況下方會確認。

自二零零三年七月一日起，本集團已就遞延税項採納會計實務準則第十二條（經修訂）「所得税」的新規則來處理。根據該準則，遞延税項負債乃根據資產及負債用以計算應課税溢利的税基值與其賬面值之所有暫時差異按負債法全面撥備。遞延税項資產只限於可以抵銷日後應扣減暫時差異及未動用税務虧損的應課税溢利數額確認入賬。採納經修訂的會計實務準則第十二條是為一項會計政策的轉變，該準則已被追溯應用，而比較數字亦因而重列。在調整前期賬目時，於二零零三年七月一日的期初保留溢利及物業重估儲備分別調低了港幣十億二百萬元及港幣六千八百萬元（二零零二年：港幣七億八千八百萬元及港幣五千六百萬元），此數額為附屬公司，共同控制公司及聯營公司未撥備的淨遞延税項負債。再者，此會計政策的轉變亦分別調低了截至二零零三年十二月三十一日及二零零二年十二月三十一日止六個月的可撥歸股東溢利港幣八千七百萬元及港幣七千七百萬元。而此會計政策轉變對於二零零三年六月三十日資產負債表其他項目的影響在賬項說明第六項列出。

本簡明中期財務報表未經審核，但已由審核委員會作出審閱。

(以港幣百萬元計)

2. 分部業績

(a) 本公司及附屬公司

本集團按業務分類的營業額及財務支出前之營業溢利貢獻，分析如下：

	營業額 截至十二月三十一日止 六個月		財務支出前之營業溢利 截至十二月三十一日止 六個月	
	二零零三年	二零零二年	二零零三年	二零零二年
物業				
物業銷售	**3,019**	8,889	**534**	1,477
租金收入	**2,489**	2,601	**1,852**	1,959
	5,508	11,490	**2,386**	3,436
酒店經營	**301**	302	**115**	111
電訊	**1,549**	–	**243**	–
其他業務	**1,345**	1,782	**288**	270
	8,703	13,574	**3,032**	3,817
其他收入			**379**	53
未分配的行政費用			**(249)**	(248)
營業溢利			**3,162**	3,622

電訊收入及利潤是來自於二零零三年一月份成為本集團附屬公司數碼通電訊集團有限公司所提供的流動電訊及其相關服務。那時前的業績已包括在本集團所佔聯營公司利潤內。

其他業務包括來自物業管理、停車場及運輸基建管理、物流業務、建築、金融服務、互聯網基建及輔強服務的收入及利潤。

其他收入主要包括來自債券及其他投資的收益。

集團在香港以外的業務以營業額及營業溢利計少於百分之十。

(以港幣百萬元計)

2. 分部業績(續)

(b) 聯營公司及共同控制公司

本集團所佔聯營公司及共同控制公司溢利減虧損，按業務分類的分析如下：

	所佔稅前溢利減虧損 截至十二月三十一日止 六個月	
	二零零三年	二零零二年
物業		
物業銷售	**51**	8
租金收入	**123**	146
	174	154
電訊	**-**	69
其他業務	**276**	385
營業溢利	**450**	608
財務支出	**(94)**	(136)
稅前溢利	**356**	472

(c) 本集團及所佔聯營公司及共同控制公司溢利的合併業績，按業務分類的分析如下：

	所佔溢利 截至十二月三十一日止 六個月	
	二零零三年	二零零二年
物業		
物業銷售	**585**	1,485
租金收入	**1,975**	2,105
	2,560	3,590
酒店經營	**115**	111
電訊	**243**	69
其他業務	**564**	655
其他收入	**379**	53
未分配的行政費用	**(249)**	(248)
淨財務支出一集團	**(82)**	(125)
一聯營公司及共同控制公司	**(94)**	(136)
出售長期投資項目溢利	**39**	321
稅前溢利	**3,475**	4,290

(以港幣百萬元計)

3. 淨財務支出

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
利息支出		
銀行借款及透支	**117**	221
須於五年內全數償還之其他借項	**37**	62
不須於五年內全數償還之其他借項	**17**	29
	171	312
減：撥作資本性支出之部份	**(65)**	(123)
	106	189
銀行存款利息收入	**(24)**	(64)
	82	125

4. 出售長期投資項目溢利

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
出售共同控制公司權益溢利	**-**	303
出售長期投資項目溢利	**39**	18
	39	321

5. 税前溢利

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
税前溢利已扣減／(計入)：		
物業銷售成本	**2,348**	6,974
折舊	**303**	117
上市及非上市公司股息收入	**(34)**	(4)
上市及非上市債務證券利息收入	**(192)**	(108)
有市價證券已變現及未變現之淨持有利益／虧損	**(92)**	47

6. 稅項

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
本公司及附屬公司		
香港利得稅	**327**	512
遞延稅項	**86**	58
	413	570
應佔稅項		
聯營公司	**43**	41
共同控制公司	**35**	22
	491	633

香港利得稅根據本年預算須課稅溢利按17.5%（二零零二年：17.5%）計算。

根據會計實務準則第十二條（經修訂）「所得稅」作出的會計政策轉變已被追溯應用及比較數字亦已被重列。對二零零三年六月三十日資產負債表的調整如下：

聯營公司減少	(194)
共同控制公司減少	(9)
遞延稅項負債增加	(914)
少數股東權益減少	47
儲備金減少	(1,070)

7. 每股溢利

每股溢利是以可撥歸股東溢利港幣二十八億四千萬元（二零零二年：港幣三十六億六千三百萬元），按期內已發行股數二十四億零一百萬股（二零零二年：二十四億零一百萬股）計算。

由於截至二零零二年十二月三十一日及二零零三年十二月三十一日止六個月內尚餘的購股權在行使時，並沒有對每股溢利構成攤薄影響，故二零零二年及二零零三年中期報告並沒有展示攤薄後的每股溢利。

8. 固定資產

期內增加的固定資產總額為港幣七億一千七百萬元。出售的固定資產，其賬面淨值為港幣一億三千二百萬元。

9. 長期投資項目

	二零零三年十二月三十一日	二零零二年六月三十日
持有至到期之海外上市債務證券	**4,849**	3,157
持有至到期之香港上市債務證券	**96**	-
持有至到期之非上市債務證券	**1,246**	950
海外上市公司股本證券	**158**	156
香港上市公司股本證券	**785**	306
非上市公司股本證券	**475**	373
	7,609	4,942
應收投資公司往來款	**41**	41
應付投資公司往來款	**(8)**	(13)
	7,642	4,970
市值		
在海外上市	**5,518**	3,843
在香港上市	**868**	277
	6,386	4,120

10. 業務及其他應收賬項

買家需按照買賣合約條文而繳交售出物業之樓價。出租物業每月租金由租戶預先繳納，而其他貿易應收賬按個別合約繳款條文繳付其賬項。

包括在業務及其他應收賬款內的應收貿易賬項為港幣十二億二百萬元(二零零三年六月三十日：港幣十四億八千五百萬元)，其賬齡為：少於六十天佔百分之六十九，六十一至九十天佔百分之六，而超過九十天為百分之二十五（二零零三年六月三十日分別為百分之八十五，百分之五及百分之十）。

11. 業務及其他應付賬項

包括在業務及其他應付賬項內的應付貿易賬為港幣七億一千四百萬元(二零零三年六月三十日：港幣六億五千二百萬元)，其賬齡為：少於六十天佔百分之五十七，六十一至九十天佔百分之六，而超過九十天為百分之三十七（二零零三年六月三十日分別為百分之四十，百分之六及百分之五十四）。

12. 股本

本公司的股本於期內並沒有任何變動。

13. 關連人士交易

以下是本集團與關連人士於期內進行的重大交易撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行的。

	聯營公司 截至十二月三十一日止六個月		共同控制公司 截至十二月三十一日止六個月	
	二零零三年	二零零二年	二零零三年	二零零二年
利息收入	**3**	12	**33**	51
租金收入	**2**	33	**1**	1
租金支出	**-**	-	**7**	-
提供服務之其他收入	**19**	20	**163**	600
貨物購置及服務	**-**	-	**89**	275

14. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下：

	二零零三年十二月三十一日	二零零三年六月三十日
(a) 固定資產之資本承擔		
已簽約但未在賬目中備付	**974**	1,426
已批准但未簽約	**17**	437
(b) 投資項目之資本承擔		
已簽約但未在賬目中備付	**144**	152
(c) 本集團應佔合營項目之資本承擔：		
已簽約但未在賬目中備付	**1,006**	1,097
已批准但未簽約	**278**	312

(d) 就銀行及財務機構給予共同控制公司的借款所作的保證承擔港幣三十六億五千二百萬元（二零零三年六月三十日：三十八億一千九百萬元）及其他擔保港幣一億五千二百萬元（二零零三年六月三十日：港幣二億二百萬元）。

(以港幣百萬元計)

15. 金融票據

以下是本集團於資產負債表當日未到期的利率掉期合約(用以掉換為浮息債項)及貨幣掉期合約(以對沖償還美元債項)細節:

	名義本金	
	二零零三年十二月三十一日	二零零三年六月三十日
利率掉期合約		
- 少於一年	**1,100**	600
- 一至五年	**1,250**	1,650
- 多於五年	**400**	800
	2,750	3,050
貨幣掉期合約		
- 多於五年	**234**	234

財務來源及流動資本

(a) 本集團財政狀況保持強勁，維持低負債比率及高利息倍數比率。期內營業溢利為未撥作資本性支出前淨利息支出的二十一點五倍，去年同期為十四點六倍。以於二零零三年十二月三十一日股東權益港幣一千二百一十一億六百萬元及淨債項港幣一百四十一億九千八百萬元計算，負債比率為百分之十一點七，而二零零三年六月三十日為百分之十一。

(b) 本集團所有借款總額港幣二百二十億九千六百萬元均無抵押，其到期組合如下：

	二零零三年十二月三十一日 港幣百萬元	二零零三年六月三十日 港幣百萬元
償還期為：		
一年內	**1,878**	934
一年後及兩年內	**3,620**	1,745
兩年後及五年內	**6,864**	6,914
五年後	**9,734**	12,534
借款總額	**22,096**	22,127
銀行存款及現金	**7,898**	8,891
淨債項	**14,198**	13,236

(c) 本集團因擁有龐大以港元為主的資產基礎及業務現金流量，故沒有重大的外匯風險。

(d) 本集團借款主要以浮息計算。本集團亦經常密切監察此安排，如適合時，利用利率掉期合約對沖風險。

(e) 於二零零三年十二月三十一日，本集團的未到期利率掉期合約總值港幣二十七億五千萬元，用以掉換為浮息債項，及貨幣掉期合約港幣二億三千四百萬元，以對沖償還美元債項。

資產抵押

於二零零三年十二月三十一日，本集團附屬公司數碼通電訊集團有限公司抵押部份銀行存款總額港幣三億三千五百萬元，作為保證銀行為第三代流動電話牌照及其他擔保作出履約保證。

或然負債

於二零零三年十二月三十一日，本集團的或然負債是關於銀行給予共同控制公司借款所作保證承擔及其他擔保總額港幣三十八億四百萬元（二零零三年六月三十日：港幣四十億二千一百萬元）。

董事及行政總裁之權益

於二零零三年十二月三十一日，根據《證券及期貨條例》第XV部所規定，董事及行政總裁等於本公司及其相關法團之股份、股本衍生工具、相關股份及債權證中的權益及淡倉之詳情如下：

1. 本公司股份及相關股份好倉權益：

董事姓名	實益擁有人	酌情信託的成立人及信託受益人	配偶或18歲以下之子女	公司	股本衍生工具（購股權）	總數	佔已發行股份百分比
郭炳湘	–	1,078,322,522[1]	–	–	75,000	1,078,397,522	44.91
李兆基	486,340	–	–	343,000[2]	–	829,340	0.03
郭炳江	1,901,281	1,076,372,214[1]	304,065	–	75,000	1,078,652,560	44.92
郭炳聯	–	1,079,515,895[1]	–	–	75,000	1,079,590,895	44.96
關卓然	200,000	–	–	–	–	200,000	0
盧超駿	137,273	–	62,117	–	–	199,390	0
羅景雲	20,000	–	70,267	–	–	90,267	0
陳啓銘	41,186	–	–	–	75,000	116,186	0
陳鉅源	–	–	66,000	126,500	225,000	417,500	0.01
鄺　準	702,722	–	339,358	–	75,000	1,117,080	0.04
黃奕鑑	70,904	–	–	–	225,000	295,904	0.01
黃植榮	120,999	–	–	–	225,000	345,999	0.01
胡家驃（胡寶星之替代董事）	–	–	1,000	–	–	1,000	0

附註：1. 此等權益（按《證券及期貨條例》而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,056,338,347股屬相同權益，並因此重覆計算為該三位董事之權益。

2. 李兆基博士被視為透過Superfun Enterprises Limited（「Superfun」）擁有343,000股權益。Superfun乃香港中華煤氣有限公司（「煤氣」）之全資附屬公司。而恒基兆業發展有限公司（「恒發」）擁有「煤氣」36.72%權益。而「恒發」中之73.48%實由一間由恒基兆業地產有限公司（「恒地」）全資持有之Kingslee S.A.擁有。恒基兆業有限公司（「恒兆」）擁有「恒地」61.87%權益。Hopkins (Cayman) Limited為一單位信託（「單位信託」）之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 新意網集團有限公司股份及相關股份好倉權益：

董事姓名	實益擁有人	酌情信託的成立人及信託受益人	股本衍生工具（購股權）	總數	佔已發行股份百分比
郭炳湘	–	1,070,000*	456,667	1,526,667	0.07
郭炳江	–	1,070,000*	456,667	1,526,667	0.07
郭炳聯	–	1,742,500*	853,333	2,595,833	0.12
關卓然	884	–	–	884	0
陳啓銘	115,000	–	–	115,000	0
陳鉅源	–	–	520,000	520,000	0.02
鄺　準	300,000	–	–	300,000	0.01
黃奕鑑	100,000	–	420,000	520,000	0.02
黃植榮	109,000	–	–	109,000	0

* 附註：此等權益（按《證券及期貨條例》而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,070,000股屬相同權益，並因此重覆計算為該三位董事之權益。

3. 相聯法團之股份及相關股份好倉權益：

(a) 數碼通電訊集團有限公司：

董事姓名	酌情信託的成立人及信託受益人	佔已發行股份百分比
郭炳聯	1,783,267	0.30

(b) 九龍巴士控股有限公司：

董事姓名	實益擁有人	佔已發行股份百分比
郭炳湘	61,522	0.01
郭炳聯	393,350	0.09
鍾士元	18,821	0

(c) 郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股份中，各自持有以下權益：

相聯法團名稱	實益擁有人	透過法團持有	透過法團持有佔已發行股份百分比	法團實則持有	實則持有佔已發行股份百分比
暉卓有限公司	10	–	–	–	10
儲善有限公司	10	–	–	–	10
Splendid Kai Limited	–	2,500*	25	1,500	15
Hung Carom Company Limited	–	25*	25	15	15
Tinyau Company Limited	–	1*	50	1	50
舉捷有限公司	–	8*	80	4	40

* 附註：該等證券由郭炳湘先生、郭炳江先生及郭炳聯先生擁有可在股東大會上行使三分之一或以上投票權之法團持有，此等權益(按《證券及期貨條例》而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中屬相同權益，並因此重覆計算為該三位董事之權益。

(d) 李兆基博士於下列相關法團之股份中，持有以下公司權益：

相關法團名稱	總數	佔已發行股份百分比
毅博有限公司	2[2]	50
Billion Ventures Limited	1[3]	50
中環建築有限公司	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
日威發展有限公司	100[8]	25
新輝一裕民聯營建築有限公司	1[9]	50
裕運（香港）有限公司	1[10]	50
Fullwise Finance Limited	2[11]	50
翠玉地產資源有限公司	1[12]	25
Joy Wave Development Limited	1[13]	50
嘉樂威有限公司	2,459[14]	24.59
美福發展有限公司	3,050[15]	33.33
New Treasure Development Limited	1[16]	25
半島豪庭管理服務有限公司	1[17]	50
盛意發展有限公司	1[18]	25
星際發展有限公司	1[19]	33.33
捷寶財務有限公司	1[20]	50
添富利物業有限公司	4,918[21]	49.18
紅磡建築有限公司	1[22]	50
旋高發展有限公司	1[23]	50
旋高工程管理有限公司	1[24]	50
World Space Investment Limited	4,918[25]	49.18

* 附註：

1. 李兆基博士被視為間接擁有恒基兆業地產有限公司（「恒地」）。恒基兆業有限公司（「恒兆」）擁有「恒地」61.87%權益。Hopkins (Cayman) Limited為一單位信託（「單位信託」）之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited （「Rimmer」）及Riddick (Cayman) Limited （「Riddick」）為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有「恒地」權益。

2. 李兆基博士被視為透過裕運（香港）有限公司（「裕運」）擁有2股權益。「裕運」為「恒地」全資持有之Masterland Limited全資擁有。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

3. 李兆基博士被視為透過Chico Investment Limited（「Chico」）擁有1股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

4. 李兆基博士被視為透過裕民建築有限公司（「裕民」）擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

5. 李兆基博士被視為透過Central Waterfront Property Investment Holdings Limited（「Central Waterfront」）擁有95股權益。Central Waterfront被Primeland Investment Limited（「Primeland」）持有其50%權益，而Primeland則被Starland International Limited（「Starland」）持有其68.42%權益，Starland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

6. 李兆基博士被視為透過Primeland Investment Limited（「Primeland」）擁有50股權益。Starland International Limited（「Starland」）為「恒地」之全資附屬公司，持有Primeland 68.42%權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

7. 李兆基博士被視為透過Starland International Limited（「Starland」）擁有1股權益。Starland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

8. 李兆基博士被視為透過兆權發展有限公司（「兆權」）擁有100股權益。「兆權」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

9. 李兆基博士被視為透過裕民建築有限公司（「裕民」）擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

10. 李兆基博士被視為透過Masterland Limited（「Masterland」）擁有1股權益。Masterland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

11. 李兆基博士被視為透過裕運（香港）有限公司（「裕運」）擁有1股權益。Masterland Limited（「Masterland」）為「恒地」之全資附屬公司，持有「裕運」50%權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

12. 李兆基博士被視為透過Citiplus Limited（「Citiplus」）擁有1股權益。Citiplus為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

13. 李兆基博士被視為透過裕民建築有限公司（「裕民」）擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

14. 李兆基博士被視為透過Chico Investment Limited（「Chico」）擁有2,459股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

15. 李兆基博士被視為透過Quickcentre Properties Limited（「Quickcentre」）擁有3,050股權益。Quickcentre被恒基（中國）投資有限公司（「恒基（中國）投資」）持有其50%權益，「恒基（中國）投資」被Andcoe Limited（「Andcoe」）全資擁有，Andcoe則為恒基中國集團有限公司（「恒基中國集團」）之全資附屬公司。Brightland Enterprises Limited（「Brightland」）則持有「恒基中國集團」65.45%權益，Brightland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

16. 李兆基博士被視為透過Citiplus Limited（「Citiplus」）擁有1股權益。Citiplus為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

17. 李兆基博士被視為透過偉邦物業管理有限公司（「偉邦」）擁有1股權益。「偉邦」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

18. 李兆基博士被視為透過Citiplus Limited（「Citiplus」）擁有1股權益。Citiplus為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

19. 李兆基博士被視為透過恒基兆業發展有限公司（「恒發」）擁有1股權益。「恒發」由Kingslee S.A.（「Kingslee」）持有73.48%權益，而Kingslee為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

20. 李兆基博士被視為透過康翠發展有限公司（「康發」）擁有1股權益。「康發」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

21. 李兆基博士被視為透過Billion Ventures Limited (「Billion」) 擁有4,918股權益。Billion由Chico Investment Limited (「Chico」) 持有50%權益，而Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

22. 李兆基博士被視為透過裕民建築有限公司（「裕民」）擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

23. 李兆基博士被視為透過Dandy Investments Limited（「Dandy」）擁有1股權益。Dandy為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

24. 李兆基博士被視為透過Dandy Investments Limited（「Dandy」）擁有1股權益。Dandy為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

25. 李兆基博士被視為透過Billion Ventures Limited (「Billion」) 擁有4,918股權益。Billion由Chico Investment Limited (「Chico」) 持有50%權益，而Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

本公司董事及行政總裁於本公司及其相關法團之購股權（亦被視為以實物交收非上市證券衍生工具）已詳列於下文「購股權計劃」部份。

除以上所披露外，於二零零三年十二月三十一日，並無董事及行政總裁，根據《證券及期貨條例》第XV部之第7及第8分部，被視為於本公司及其相關法團之股份、股本衍生工具，相關股份及債權證及淡倉中持有權益，而須記錄在根據《證券及期貨條例》第352條或須知會本公司及根據「上市規則」之上市公司董事進行證券交易的標準守則而須知會聯交所。

購股權計劃

1. 本公司之購股權計劃

根據本公司曾於一九九七年十一月二十日採納的購股權計劃(「前購股權計劃」)，自採納有關計劃以來，本公司已分別於二零零零年二月十五日及二零零一年七月十六日授出購股權二次。所有上述已授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權。此後該購股權將期滿失效。

本公司於二零零二年十二月五日舉行之股東特別大會上，為遵守「上市規則」第十七章新修訂條文之規定，已動議通過採納新購股權計劃（「新購股權計劃」）、及終止「前購股權計劃」之決議案。本公司不得再根據「前購股權計劃」授出購股權。然而，根據此計劃授出的上述尚未行使購股權，如上一段所述，將須繼續受此股權計劃的條文及「上市規則」第十七章新修訂的條文規管。自採納「新購股權計劃」以來，並未有任何人士獲授予此計劃之購股權。

董事及行政總裁於二零零三年十二月三十一日之「前購股權計劃」之購股權數目結餘情況，詳列如下：

			購股權數目					
董事姓名	授出日期	行使價（港元）	於二零零三年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零三年十二月三十一日之結餘	
郭炳湘	16.7.2001	70.00	75,000	–	–	–		75,000
郭炳江	16.7.2001	70.00	75,000	–	–	–		75,000
郭炳聯	16.7.2001	70.00	75,000	–	–	–		75,000
陳啓銘	16.7.2001	70.00	75,000	–	–	–		75,000
陳鉅源	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
鄺　準	16.7.2001	70.00	75,000	–	–	–		75,000
黃奕鑑	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
黃植榮	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000

除以上披露之有關董事及行政總裁購股權外，於二零零三年十二月三十一日止之六個月內，按《僱傭條例》所指的「連續合約」工作的僱員的「前購股權計劃」之購股權情況，總列如下：

		購股權數目					
授出日期	行使價（港元）	於二零零三年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零三年十二月三十一日之結餘	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	1,410,000	–	–	36,000	1,374,000	1,734,000

除上述獲授「前購股權計劃」之購股權的人士外，本公司並無授出該購股權予其他人士，故無須根據香港聯合交易所有限公司之「上市規則」第17.07條作出披露。

2. 附屬公司之購股權計劃

(a) 新意網集團有限公司首次公開售股前之購股權計劃

新意網集團有限公司「新意網」曾採納一個購股權計劃（「新意網首次公開售股前之購股權計劃」），自採納該計劃以來，新意網已根據「新意網首次公開售股前之購股權計劃」授出購股權（「新意網首次公開售股前購股權」）四次。

行使價為每股港幣10.38元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二零零零年十二月三十一日起計三年內行使；
(ii) 另外三分一之購股權可於二零零一年十二月三十一日起計三年內行使；
(iii) 餘下三分一之購股權可於二零零二年十二月三十一日起計三年內行使；及
(iv) 購股權之行使時限將於二零零五年十二月三十日營業時間完畢後止。

行使價為每股港幣3.885元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二零零一年十一月十五日起計三年內行使；
(ii) 另外三分一之購股權可於二零零二年十一月十五日起計三年內行使；
(iii) 餘下三分一之購股權可於二零零三年十一月十五日起計三年內行使；及
(iv) 購股權之行使時限將於二零零六年十一月十四日營業時間完畢後止。

行使價為每股港幣2.34元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二零零二年三月二十日起計三年內行使；
(ii) 另外三分一之購股權可於二零零三年三月二十日起計三年內行使；
(iii) 餘下三分一之購股權可於二零零四年三月二十日起計三年內行使；及
(iv) 購股權之行使時限將於二零零七年三月十九日營業時間完畢後止。

行使價為每股港幣1.43元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二零零三年七月八日起計三年內行使；
(ii) 另外三分一之購股權可於二零零四年七月八日起計三年內行使；
(iii) 餘下三分一之購股權可於二零零五年七月八日起計三年內行使；及
(iv) 購股權之行使時限將於二零零八年七月七日營業時間完畢後止。

(b) 新意網集團有限公司之新購股權計劃

新意網在二零零二年十二月三日舉行之股東週年大會上動議通過採納新購股權計劃（「新意網新購股權計劃」）、及終止「新意網首次公開售股前之購股權計劃」之決議案。此安排並已獲本公司於二零零二年十二月五日之股東大會通過有關決議案批准，而正式生效。新意網不得再根據「新意網首次公開售股前之購股權計劃」授出購股權。然而，根據此計劃授出的上述尚未行使購股權，如上一段所述，將須繼續受此股權計劃的條文及香港聯合交易所有限公司之創業板（「創業板」）上市規則第二十三章的條文規管。自採納「新意網新購股權計劃」以來，新意網已授出購股權一次；該行使價為每股港幣1.59元之購股權（「新意網購股權」）可根據下列條款行使：

(i) 於二零零四年十一月二十九日起計三年內可行使最多三分一之購股權；

(ii) 於二零零五年十一月二十九日起計三年內可行使其餘但最多不超過三分二之購股權；

(iii) 於二零零六年十一月二十九日起計三年內可行使其餘或全數購股權；及

(iv) 購股權之行使時限將於二零零九年十一月二十八日營業時間完畢後止。

本公司董事及行政總裁於二零零三年十二月三十一日之「新意網首次公開售股前之購股權」及「新意網購股權」數目結餘情況，詳列如下：

			購股權數目					
董事姓名	授出日期	行使價（港元）	於二零零三年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零三年十二月三十一日之結餘	
郭炳湘	28.3.2000	10.38	415,000	–	–	138,333	276,667	
	7.4.2001	2.34	180,000	–	–	–	180,000	456,667
郭炳江	28.3.2000	10.38	415,000	–	–	138,333	276,667	
	7.4.2001	2.34	180,000	–	–	–	180,000	456,667
郭炳聯	28.3.2000	10.38	755,000	–	–	251,667	503,333	
	7.4.2001	2.34	350,000	–	–	–	350,000	853,333
陳鉅源	28.3.2000	10.38	510,000	–	–	170,000	340,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	520,000
黃奕鑑	28.3.2000	10.38	360,000	–	–	120,000	240,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	420,000

除以上披露之有關本公司董事及行政總裁購股權外，於二零零三年十二月三十一日止六個月內，按《僱傭條例》所指的「連續合約」工作的本公司僱員的「新意網首次公開售股前之購股權」及「新意網購股權」情況，總列如下：

		購股權數目					
授出日期	行使價（港元）	於二零零三年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零三年十二月三十一日之結餘	
28.3.2000	10.380	2,320,000	–	–	773,333	1,546,667	
30.11.2000	3.885	687,500	–	–	–	687,500	
7.4.2001	2.340	1,170,000	–	–	–	1,170,000	
8.7.2002	1.430	750,000	–	–	–	750,000	
29.11.2003	1.590	0	1,850,000	–	–	1,850,000	6,004,167

除上述獲授「新意網首次公開售股前之購股權」及「新意網購股權」人士外，本公司並無授出該購股權予其他人士，故無須根據「上市規則」第17.07條作出披露。

(c)「新意網購股權」之價值

根據「上市規則」第17.08條，於二零零三年十二月三十一日止之六個月內授出之「新意網購股權」之價值，詳情如下：

授予購股權者	於二零零三年十一月二十九日授出之購股權數目	於二零零三年十一月二十九日之購股權價值（港元）	於二零零三年十二月三十一日之購股權價值（港元）
本公司僱員之總數	1,850,000	1,418,765	1,280,015

新意網股份於該「新意網購股權」授出日之前一日（即二零零三年十一月二十八日）的收市價為港幣1.59元。

按照柏力克 — 舒爾斯期權價格模式*及採用以下之假設數據計算，於二零零三年十一月二十九日授出之「新意網購股權」總值約為港幣1,418,765元：

1. **無風險利率**：3.262%，為二零零二年七月八日交易的五年期外匯基金票據的大約孳息。
2. **預期波幅**：47.83%，為新意網股份自二零零二年十一月二十九日至二零零三年十一月二十八日的收市價的年波幅率。
3. **預期股息**：
   (i) 預期股息率：0%，為新意網二零零三年預期股息率。
   (ii) 預期股息增長率：每年0%，為新意網過去三年股息增長率。
4. **該「新意網購股權」的預期有效年期為6年及採用以下之假設計算：**
   (i) 該「新意網購股權」於有效期內的預期波幅與新意網股價於二零零二年十一月二十九日至二零零三年十一月二十八日期內之波幅並沒有實質的分別。
   (ii) 該「新意網購股權」於有效期內的預期股息增長率與新意網股息於過去三年的增長率並沒有實質的分別。

按照柏力克 — 舒爾斯期權價格模式*及採用以下之假設數據計算，於二零零三年十一月二十九日授出之「新意網購股權」於二零零三年十二月三十一日總值約為港幣1,280,015元。

1. **無風險利率**：3.044%，為二零零三年十二月三十一日交易的五年期外匯基金票據的大約孳息。

2. **預期波幅**：45.56%，為新意網股份自二零零三年一月一日至二零零三年十二月三十一日的收市價的年波幅率。

3. **預期股息**：
   (i) 預期股息率：0%，為新意網二零零三年預期股息率。
   (ii) 預期股息增長率：每年0%，為新意網過去三年股息增長率。

4. **該「新意網購股權」的預期有效年期為5.9年及採用以下之假設計算：**
   (i) 該「新意網購股權」於有效期內的預期波幅與新意網股價於二零零三年一月一日至二零零三年十二月三十一日期內之波幅並沒有實質的分別。
   (ii) 該「新意網購股權」於有效期內的預期股息增長率與新意網股息於過去三年的增長率並沒有實質的分別。

所有在到期前沒收的「新意網購股權」均當作失效購股權處理，即是將有關購股權的數目不會重新納入「新意網新購股權計劃」可予發行的股份數目內。

*附註：柏力克 — 舒爾斯期權價格模式（「該模式」）的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權的合約價值，「該模式」只為眾多期權定價模式中較為普遍的一種，認購期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

(d) 互聯優勢有限公司之購股權計劃

本公司另批准其附屬公司互聯優勢有限公司之購股權計劃。自採納該計劃以來，因所述之購股權並無授予本公司之任何人士，根據上市規則，無須作出任何披露。

主要股東之權益

於二零零三年十二月三十一日，根據《證券及期貨條例》第XV部所規定，除以上披露之董事及行政總裁外，以下人士持有本公司股份好倉權益：

名稱	受託人權益	公司權益	其他權益	總數	佔已發行股份之百份比
HSBC International Trustee Limited	1,070,254,447	772,601	8,000,000	1,079,027,048*	44.94

*附註：上述HSBC International Trustee Limited持有新鴻基地產股份的權益，其中1,056,338,347股為前文「董事及行政總裁之權益」內第一點附註所提及之股份數目。

其他人士權益

於期內，除以上所披露董事、行政總裁及主要股東於本公司及其相關法團之股份及股本衍生工具中之權益外，並無其他人士之權益記錄在根據《證券及期貨條例》第336條須予備存的登記冊內。

購買、出售或贖回本公司上市證券

於期內，本公司或其任何附屬公司概無購買或贖回本公司之股本證券。

中期股息

董事局宣佈本公司將於二零零四年四月六日分派每股現金中期股息港幣六角(二零零二年：每股港幣六角)給予在二零零三年四月六日已登記在股東名冊上的股東。

本公司將於二零零四年三月二十六日至四月六日止首尾兩天在內，暫停辦理股票過戶手續，已購買本公司股票人士，為確保收取股息，請將購入的股票連同過戶文件，於二零零四年三月二十五日下午四時前送達香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理登記。

審核委員會

根據「上市規則」規定而成立之審核委員會曾於二零零三年九月及二零零四年三月舉行會議。其成員包括主席關卓然先生、鍾士元爵士及盧超駿先生。

該審核委員會於上述之會議中，對於本公司之財政滙報及內部運作監控作出審查及監察，並提出改進建議。

最佳應用守則

並無任何董事知悉足以合理地指出本公司在中期報告所包括會計期間的任何時間概無或曾無遵守「上市規則」之附錄十四規定。

承董事局命
黎浩佳
公司秘書

香港，二零零四年三月十一日



何文田農圃道18號　18 Farm Road, Ho Man Tin



國際金融中心二期　Two IFC, Central



馬灣珀麗灣　Park Island, Ma Wan



九龍站凱旋門　The Victory Arch, Kowloon Station



屯門聚康山莊　BeneVille, Tuen Mun

集團悉力發展優質物業及提供卓越顧客服務，在新樓盤的推廣及銷售方面，充分發揮優質品牌效應，以提升物業的邊際利潤及股東回報。期內出售的主要住宅物業包括元朗YOHO Town 第一期、將軍澳中心、將軍澳維景灣畔第三期及長沙灣宇晴軒第一期。未來九個月開售的主要住宅項目包括屯門聚康山莊、馬灣珀麗灣第三期、何文田農圃道18號及九龍站凱旋門。

集團保持理想的優質投資物業組合，發展中的地標性物業將進一步提升資產質素及加強租金增長潛力。國際金融中心二期樓高八十八層，已成香港新地標，亦是本港最顯赫的商廈，為各大企業開設辦事處必然之選。憑藉其優越位置和超卓質素，預期來年出租率會持續上升。

The Group is committed to offering prime developments and service. The Group will take advantage of its premium brand in the marketing and sales of new projects to enhance development margins and shareholder returns. Major developments sold during the period under review include YOHO Town Phase I in Yuen Long, Park Central and Ocean Shores Phase 3 in Tseung Kwan O and The Pacifica Phase I in Cheung Sha Wan. Important new residential projects to be offered for pre-sale in the next nine months include BeneVille in Tuen Mun, Park Island Phase 3 on Ma Wan, 18 Farm Road in Ho Man Tin and The Victory Arch at Kowloon Station.

The Group aims to maintain an optimal mix in its high-quality investment property portfolio. New landmark investment properties under development will further lift asset quality and potential growth in rents. The 88-storey Two IFC is Hong Kong's newest landmark and the most prestigious office address for elite companies. The project's prime location and premium quality are expected to boost occupany in the coming year.

Corporate Information

DIRECTORS

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Lee Shau-kee
Vice Chairman

Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director

Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

* Chung Sze-yuen

* Woo Po-shing

* Fung Kwok-king, Victor

* Kwan Cheuk-yin, William

Lo Chiu-chun, Clement

Law King-wan

Chan Kai-ming

Chan Kui-yuen, Thomas

Kwong Chun

Wong Yick-kam, Michael

Wong Chik-wing, Mike

So Hing-woh, Victor

* Woo Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

Non-Executive Director
* Independent Non-Executive Director

COMPANY SECRETARY

Lai Ho-kai, Ernest

REGISTERED OFFICE

45th Floor, Sun Hung Kai Centre

30 Harbour Road

Hong Kong

Telephone: (852) 2827 8111

Facsimile: (852) 2827 2862

Website: www.shkp.com

E-mail: shkp@shkp.com

AUDITORS

Deloitte Touche Tohmatsu

REGISTRARS

Computershare Hong Kong Investor Services Limited

Rooms 1712-6, Hopewell Centre

183 Queen's Road East

Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited

The Hongkong & Shanghai Banking Corporation Limited

Hang Seng Bank Limited

Industrial and Commercial Bank of China

The Bank of Tokyo-Mitsubishi, Ltd.

Sumitomo Mitsui Banking Corporation

Mizuho Corporate Bank, Ltd.

Standard Chartered Bank

UFJ Bank Limited

The Bank of East Asia, Limited

SOLICITORS

Woo, Kwan, Lee & Lo

Johnson, Stokes & Master

Winston Chu & Company

I am pleased to present my interim report to the shareholders.

INTERIM RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31st December 2003 was HK$2,840 million, a decrease of 22 per cent compared with HK$3,663 million for the same period last year. The decline in earnings was due mainly to project timing, which resulted in fewer residential developments being completed during the period under review. Residential completions are expected to be much higher in the second half than the first half of the financial year. Earnings per share were HK$1.18, representing a 23 per cent decline compared with HK$1.53 for the corresponding period last year. Last year's figures for profit and earnings per share have been adjusted for deferred taxation.

DIVIDEND

The Directors have declared an interim dividend of HK$0.60 per share, the same as the dividend paid for the corresponding period last year. The dividend will be payable on 6th April 2004, to shareholders whose names appear on the Register of Members of the Company on 6th April 2004.

BUSINESS REVIEW

Property Sales

The Group sold and pre-sold HK$6,965 million worth of properties in attributable terms during the period under review, compared with HK$8,187 million for the same period in the previous year. Major contributors to property sales during the period included YOHO Town Phase 1 in Yuen Long, Park Central and Ocean Shores Phase 3 in Tseung Kwan O, and The Pacifica Phase 1 in Cheung Sha Wan. With improved market sentiment, the Group has recorded property sales of more than HK$3,800 million since the beginning of 2004.

Property sales turnover for the six months ended 31st December 2003, as recorded in the accounts, was HK$3,019 million, compared with HK$8,889 million in the corresponding period last year. Due to the timing of the issuance of occupation permits, the Group only completed two developments with an attributable gross floor area of 0.8 million square feet during the period under review:

Project	**Location**	**Usage**	**Group's Interest** *(%)*	**Attributable Gross Floor Area** *(square feet)*
Liberté	833 Lai Chi Kok Road Cheung Sha Wan	Residential/ Shopping centre	35.44	562,000
Ocean Shores Phase 3B	88 O King Road Tseung Kwan O	Residential	49	284,000
Total				**846,000**

Over 95 per cent of the residential properties completed during the first half of the current financial year have been sold.

Land Bank

In February 2004, the Group bought 50 per cent of a residential development at KIL 11076 in Hunghom, with 793,000 square feet of attributable gross floor area, from a previous member of the development consortium. The Group also added a hotel site in Ting Kau to its land bank since last July, with a gross floor area of 310,000 square feet. The project will be held as a long-term investment.

The Group currently owns a land bank of 45.5 million square feet in Hong Kong, consisting of 20.5 million square feet of completed investment properties and 25 million square feet of properties under development. The Group also holds over 21 million square feet of agricultural land in terms of site area. Most of these sites are located along existing or future railway lines in the New Territories and the majority are at an advanced stage of land use conversion, mainly to residential use.

Property Development

The residential property market has made a significant recovery since July last year, due mainly to better confidence and an economic recovery amid the Central Government's positive measures and local government efforts. Continued buoyancy in equity prices also contributed to market momentum, particularly in the luxury property sector. The profile of homebuyers is now more diverse with the majority being genuine end-users, including more up-graders.

The resumption of land sales through the Application List system and comprehensive, market-driven housing and land policies should help strengthen homebuyers' confidence and sustain the current market recovery.

With the improving operating environment, the Group has taken steps to leverage its premium brand in the marketing and sales of new projects and enhance development profit margins further. In addition to reinforcing its corporate brand, the Group has implemented various initiatives to establish unique identities for individual projects.

The Group always monitors changing customer preferences closely, in relation to flat size, layout, design, finishes and quality. It will continue making a wide range of flat sizes available to homebuyers, and future developments will have a greater number of larger, high-end units.

The breakdown of property completions in the first half and expected completions in the second half of the financial year is as follows:

	Residential	Shopping Centre	Total
	Attributable gross floor area (million square feet)		
First Half Year			
For Sale	0.8	0	0.8
For Investment	0	**	**
Subtotal	0.8	**	0.8
Second Half Year			
For Sale	2.5	0	2.5
For Investment	0	0.1	0.1
Subtotal	2.5	0.1	2.6
Full Year Total	**3.3**	**0.1**	**3.4**

*** less than 0.1 million square feet*

Property Investment

Gross rental income for the period under review amounted to HK$2,489 million. Including its share in joint venture projects of HK$238 million, the Group's total gross rental income was HK$2,727 million, a slight three per cent decline from last year. Overall occupancy of the rental portfolio remained at about 92 per cent.

There has been an impressive recovery in retail sales as a result of the Individual Visit Scheme for Mainlanders and greater domestic consumer confidence. The Group's shopping centres, especially those in popular tourist districts and along the railway lines, have seen an upsurge in consumer spending. Tenants' business turnover is improving and higher rents for new leases and renewals should help the Group's overall rental income.

The Group always works to keep its shopping centres attractive and build long-term relationships with tenants. It will continue to organize mall promotions to attract traffic and business, as well as adjust tenant and trade mixes regularly to take advantage of opportunities arising from the influx of Mainland visitors. The Group will maintain its policy of constantly renovating its shopping centres.

Office leasing has shown signs of improvement, spurred by demand from companies up-grading their premises and others establishing a new presence in Hong Kong. Rents in grade-A office developments like IFC have increased from levels a year ago. The capital value of offices has also risen considerably as economic recovery and improved market sentiment attract more investment. New office supply in coming years will be limited, and more business opportunities as a result of the Closer Economic Partnership Agreement will ensure continuous demand for high-quality office space.

IFC is redefining Central and shifting the focus of the business district to the waterfront. The 88-storey Two IFC is Hong Kong's newest landmark and the most prestigious office address for elite companies. IFC Mall is the new nexus of leisure and entertainment in Central with a diverse mix of branded retailers, while abundant parking and extensive transport links provide unparallel accessibility and convenience to shoppers. Current commitments put IFC Mall at 80 per cent occupancy and office space in Two IFC at 70 per cent. The project's prime location and premium quality are expected to boost occupancy in the coming year.

Kowloon Station Development Packages 5, 6 & 7 will include residential, office, retail and hotel facilities in a future commercial and cultural centre of Hong Kong. The development above the Airport Expressway Kowloon Station will incorporate the latest technology and finest design, including an ultra-modern tower that will be a new landmark on the territory's skyline. The Victory Arch in Package 3 of the development will have one million square feet of residential accommodation, set to go on sale in the third quarter of this year.

The APM shopping mall in Millennium City Phase 5 will be the Group's retail flagship in East Kowloon, with 600,000 square feet of space to be completed in the second half of 2004. The mall will offer a brand new shopping and leisure experience. Phase 5 of Millennium City is the latest stage of East Kowloon's transformation into a prime commercial hub. It comprises about 700,000 square feet of offices developed for rental. The Group later sold part of the office units to a major local bank for its own use, while the remainder will be retained as a long-term investment.

The Group aims to maintain an optimal mix in its high-quality investment property portfolio. New landmark investment properties under development will further lift asset quality and potential growth in rents.

Telecommunications and Information Technology

SmarTone

SmarTone delivered a solid performance in the six months ended 31st December 2003 with a year-on-year five per cent increase in net profit to HK$235 million. The higher profit was mainly due to a recovery in roaming revenue, increased use of multimedia services and a continuing focus on enhancing operational effectiveness and efficiency.

SmarTone has made good progress in strengthening its brand and extending its leadership in service quality, laying a robust foundation for establishing a sustainable competitive advantage. Its 3G network is being rolled out and will be put into commercial service in the second half of 2004. With SmarTone's strong management team, sound business strategy and solid financial position, the Group is confident in its growth prospects and is committed to holding SmarTone as a long-term investment.

SUNeVision

SUNeVision remained profitable in the period under review. As the general economic environment improves, SUNeVision will continue to look for growth opportunities and work for better performance, striving to achieve full-year profitability. With approximately HK$1,200 million in cash and interest-bearing securities on hand, SUNeVision's financial position remains strong. The company intends to use its financial strength to seek investment opportunities that allow it to grow from its existing core operations.

Transportation and Infrastructure

Kowloon Motor Bus

Kowloon Motor Bus (KMB) saw a decline in both fare revenue and patronage for the first half of 2003, mainly due to the impact of SARS and the opening of the MTR's Tseung Kwan O extension. The company undertook several initiatives to mitigate the situation, such as introducing new routes and more air-conditioned buses, optimizing service frequency and staging more promotions.

KMB is committed to retaining its leading position as a provider of efficient, reliable and quality bus service, protecting the environment by using the latest technology. Its investments in bus and other transportation businesses on the Mainland are performing steadily. KMB will continue to look for growth opportunities in its core transportation business, in both Hong Kong and China. KMB's listed subsidiary, RoadShow, retains its leading position in onboard media sales in the territory and on the Mainland.

Other Infrastructure Business

The Wilson Group achieved satisfactory performance as a result of a recovery in the local economy, while Route 3 (Country Park Section) recorded stable traffic volume during the period.

The Airport Freight Forwarding Centre has already attained profitability, while the River Trade Terminal is operating smoothly and throughput is growing. Construction of the Group's two berths at Container Terminal 9 is proceeding and completion is approaching. The swap of berths is expected to take place in mid 2004.

All these infrastructure projects are in Hong Kong and are expected to generate steady cashflows and returns over the long term.

Hotels

The Group's three hotels performed well, achieving an average occupancy rate of about 90 per cent during the period. Tourism in Hong Kong has recovered sharply since the third quarter of 2003, due to the Individual Visit Scheme and a weaker US dollar. These factors, together with new tourist attractions to be completed in the coming years, should further boost incoming visitor numbers.

The Group's existing hotel operations and the six-star hotels under development above Hong Kong and Kowloon stations are well positioned to capitalize on future tourism prospects. The Four Seasons Hotel and Four Seasons Place at IFC will contain 1,000 guest rooms and luxury suites featuring comprehensive, personalized service. The facility will open for business in early 2005.

Mainland Business

With continued growth in the vibrant Mainland economy, the Group's businesses there performed satisfactorily during the period under review.

The Group's new project in Shanghai's Lujiazui finance and trade zone will be an integrated 4.5 million square-foot development, in terms of gross floor area, with top-quality office space, a hotel, serviced apartments and a shopping centre. The Group will take over the site by mid 2004.

Shanghai Central Plaza did well, achieving over 96 per cent occupancy, and the pre-sale of Arcadia Shanghai Phase 2 was encouraging with virtually all units sold. Renovations to Sun Dong An Plaza in Beijing are being planned, to capitalize on opportunities associated with the 2008 Olympic Games.

Corporate Finance

The Group consistently follows prudent financial management policies, maintaining high liquidity and low gearing. Solid cashflows from rental income and property sales put the Group's net debt to shareholders' funds ratio at 11.7 per cent as of 31st December 2003.

Moody's has upgraded the Group's credit rating to 'A2' with a positive outlook, the highest rating for a Hong Kong property company. This reflects both the recent recovery of the residential market and the Group's financial strength and conservative policies.

In March 2004, the Group closed a benchmarking deal for a HK$5,500 million dual-tranche, fully-revolving syndicated facility for tenors of five and seven years at competitive financing costs. The proceeds will be used to refinance short-term debts and for general working capital. The Group will continue to lengthen its debt maturity profile and procure adequate stand-by facilities through various funding sources.

The Group has substantial committed undrawn facilities on standby for future business expansion. All of its credit facilities are unsecured. It has not made any speculative arrangements on derivatives and its exposure to foreign exchange risk is minimal, as almost all of its financing is denominated in Hong Kong dollars. The Group will take advantage of low interest rates and ample liquidity in the market to seek opportunities for longer-term financing at competitive rates, as and when appropriate.

Customer Service, Human Resources and the Environment

Meeting market demand for quality homes with hygienic environments is a top priority for the Group. It is committed to offering the finest property designs and layouts, backed by first-class management service. The Group promotes environmental awareness among the residents of the properties it manages and incorporates eco-friendly features in new developments.

The Group is constantly setting new standards in property management and offering residents premium service to satisfy all their needs. Its member property management subsidiaries Hong Yip and Kai Shing have won numerous accolades for environmental initiatives and first-class service.

The SHKP Club facilitates two-way communication with the market and gives the Group a better understanding of customers' needs. The Club now has more than 180,000 members. It is always offering members new benefits and services, as well as diverse activities and property-related offers, to build customer loyalty.

The Group currently has about 20,000 employees. It believes that high-quality personnel are one of its greatest assets, so it makes upgrading staff skills and enhancing its strong management team a priority. The Group is also constantly looking for talented new staff and providing comprehensive training, to sustain its long-term competitiveness.

Corporate Governance

High standards of corporate governance in all aspects of business are an integral part of the Group's determination to maximize shareholder returns. This commitment includes maintaining effective accountability mechanisms through well-developed reporting systems and internal controls, as well as prompt disclosure of information to investors to ensure full transparency.

The Group's ongoing efforts and achievements in corporate governance have won widespread recognition and awards from noted international sources. In 2003, Euromoney magazine named the Group Hong Kong's Best Property Developer for corporate governance, and for the third year in a row, number one among Asia's Best Property Companies.

PROSPECTS

Better global economic prospects, China's continued economic buoyancy, a weaker US dollar and ample liquidity suggest that the Hong Kong economy will gain momentum in 2004. The Individual Visit Scheme and CEPA will continue to boost local economic growth.

Homebuyers should gain greater confidence as the job market improves and deflationary pressures gradually ease. The price of mass residential developments is still attractive and affordable, currently at 1992 levels and 60 per cent below the peak of 1997. These factors, together with record low mortgage interest and the fact that it is more economical for people to buy than to rent, mean that demand for residential property should remain firm.

New supply of residential property is expected to decline in the coming years and increasing demand suggests that residential property prices should rise over the medium term. The Group will be responsive to these trends and aim to enhance development profit margins and returns to shareholders. It will make use of its financial strength and take advantage of current market conditions to replenish its residential land bank through various means. The Group is actively negotiating with the government on land premium for converting certain agricultural land to residential use.

The Group's rental portfolio is expected to show steady performance in the coming months with more up-side potential in retail rents. Recurrent income, generated primarily by the Group's rental portfolio, should improve over time as new investment properties come on stream. Efforts to create value and make the rental portfolio more attractive are also expected to show results. The Group will consider selling some non-core rental properties to enhance asset returns as and when appropriate.

Remarkable economic growth and a steady inflow of overseas capital mean that new business and investment opportunities will keep emerging on the Mainland. The Group will continue to take advantage of these opportunities by investing selectively in major cities such as Beijing, Shanghai, Guangzhou and Shenzhen.

The Group has been part of Hong Kong for over 30 years, and throughout that time it kept its faith in the territory. The recent economic downturn has made the last few years difficult for Hong Kong, but the Group always remains confident in the long-term future. With signs of an economic recovery, the Group is moving forward with renewed vigor, striving to lift the quality of its products and services to new heights for the people of Hong Kong.

The Group will continue to launch new residential projects for pre-sale. The major ones in the next nine months include BeneVille in Tuen Mun, Park Island Phase 3 on Ma Wan, 18 Farm Road in Ho Man Tin and The Victory Arch at Kowloon Station. Proceeds from these pre-sales and solid rental income will further enhance the Group's financial position.

Over 80 per cent of the residential units scheduled for completion in the current financial year have been pre-sold. The Group will complete more residential projects in the second half of the current financial year and expects to record a much higher contribution from property sales than in the first half. Barring unforeseen circumstances, the Group's results for the year will be satisfactory.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 11th March 2004

Consolidated Profit and Loss Account

For the six months ended 31st December 2003 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31st December 2003	2002 (Restated)
Turnover	2(a)	**8,703**	13,574
Cost of sales and operating expenses		**(5,076)**	(9,205)
Gross profit		**3,627**	4,369
Other revenue		**379**	53
Selling and marketing expenses		**(328)**	(352)
Administrative expenses		**(516)**	(448)
Profit from operations	2(a)	**3,162**	3,622
Finance cost		**(106)**	(189)
Finance income		**24**	64
Net finance cost	3	**(82)**	(125)
Profit on disposal of long-term investments	4	**39**	321
Share of profits less losses of associates		**153**	380
Share of profits less losses of jointly controlled entities		**203**	92
	2(b)	**356**	472
Profit before taxation	5	**3,475**	4,290
Taxation	6	**(491)**	(633)
Profit after taxation		**2,984**	3,657
Minority interests		**(144)**	6
Profit attributable to shareholders		**2,840**	3,663
Proposed interim dividend		**1,441**	1,441
(Expressed in Hong Kong dollars)			
Earnings per share	7	**$1.18**	$1.53
Dividend per share		**$0.60**	$0.60

Consolidated Balance Sheet

As at 31st December 2003 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) 31st December 2003	(Restated) 30th June 2003
Non-current assets			
Fixed assets	8	**86,604**	86,322
Associates		**2,990**	3,107
Jointly controlled entities		**17,616**	19,513
Long-term investments	9	**7,642**	4,970
Loans receivable		**1,708**	1,746
Land pending development		**11,303**	11,661
		127,863	127,319
Current assets			
Stocks		**20,242**	20,273
Trade and other receivables	10	**3,278**	3,241
Short-term investments		**1,322**	852
Bank balances and deposits		**7,898**	8,891
		32,740	33,257
Current liabilities			
Bank and other borrowings		**(1,878)**	(934)
Trade and other payables	11	**(8,082)**	(8,066)
Deposits received on sale of properties		**(2,778)**	(1,899)
Taxation		**(2,610)**	(2,903)
		(15,348)	(13,802)
Net current assets		**17,392**	19,455
Total assets less current liabilities		**145,255**	146,774
Non-current liabilities			
Bank and other borrowings		**(20,218)**	(21,193)
Deferred tax liabilities		**(1,006)**	(914)
		(21,224)	(22,107)
Minority interests		**(2,925)**	(4,016)
NET ASSETS		**121,106**	120,651
CAPITAL AND RESERVES			
Share capital	12	**1,201**	1,201
Share premium and reserves		**118,464**	117,049
Proposed interim dividend		**1,441**	-
Proposed final dividend		**-**	2,401
SHAREHOLDERS' FUNDS		**121,106**	120,651

Condensed Consolidated Cash Flow Statement

For the six months ended 31st December 2003 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31st December 2003	2002
Net cash from operating activities	**4,110**	9,801
Net cash used in investing activities	**(1,275)**	(2,139)
Net cash used in financing activities		
- net repayment of bank and other borrowings	**(57)**	(5,078)
- dividends paid to shareholders	**(2,401)**	(3,842)
- dividends paid to minority shareholders	**(1,082)**	-
- others	**(257)**	(246)
	(3,797)	(9,166)
Decrease in cash and cash equivalents	**(962)**	(1,504)
Cash and cash equivalents at beginning of period	**8,447**	8,230
Cash and cash equivalents at end of period	**7,485**	6,726
Analysis of the balances of cash and cash equivalents at end of period		
Bank deposits	**7,557**	6,604
Bank balances and cash	**341**	197
Bank overdrafts	**(78)**	(75)
	7,820	6,726
Less: pledged bank deposits	**(335)**	-
	7,485	6,726

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31st December 2003 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31st December	
	2003	2002 (Restated)
Total equity at beginning of period		
- as originally stated	**121,721**	128,598
- change in accounting policy for deferred tax (Notes 1 and 6)		
- retained profits	**(1,002)**	(788)
- property revaluation reserves	**(68)**	(56)
	(1,070)	(844)
- as restated	**120,651**	127,754
Net losses not recognized in the consolidated profit and loss account		
- deferred tax charged to property revaluation reserves	**(3)**	(3)
Profit attributable to shareholders for the period	**2,840**	3,663
Realized deficit/(surplus) on disposal of investment properties held by subsidiaries transferred to profit and loss account	**19**	(11)
Realized surplus on disposal of investment properties held by jointly controlled entities transferred to profit and loss account	**-**	(305)
Final dividend paid	**(2,401)**	(2,401)
Special cash dividend paid	**-**	(1,441)
Total equity at end of period	**121,106**	127,256

Notes to the Interim Financial Statements

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION

The condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30th June 2003, except for the change in accounting policy as described below.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt.

With effect from 1st July 2003, the Group has adopted the revised SSAP 12 "Income Taxes" to account for deferred tax. In accordance with the revised SSAP 12, deferred tax liabilities are provided in full, using the liability method, on all temporary differences between the carrying amount of assets and liabilities in the balance sheet and their tax bases used in the computation of taxable profits, while deferred tax assets are recognized to the extent that it is probable that the future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively and the comparative figures have been restated accordingly. In adjusting prior year figures, the opening retained profits and property revaluation reserves as at 1st July 2003 have been reduced by HK$1,002 million and HK$68 million (2002: HK$788 million and HK$56 million) respectively which represented the unprovided net deferred tax liabilities for subsidiaries, jointly controlled and associated companies. In addition, this change in accounting policy has resulted in a decrease of HK$87 million and HK$77 million in the Group's profit attributable to shareholders for the six months ended 31st December 2003 and 31st December 2002 respectively. The effect of this change in accounting policy on the various other balance sheet items as at 30th June 2003 is set out in Note 6.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance cost by business segments are analysed as follows:

	Turnover Six months ended 31st December		Profit from Operations before Finance Cost Six months ended 31st December	
	2003	2002	**2003**	2002
Property				
Property sales	**3,019**	8,889	**534**	1,477
Rental income	**2,489**	2,601	**1,852**	1,959
	5,508	11,490	**2,386**	3,436
Hotel operation	**301**	302	**115**	111
Telecommunications	**1,549**	-	**243**	-
Other businesses	**1,345**	1,782	**288**	270
	8,703	13,574	**3,032**	3,817
Other revenue			**379**	53
Unallocated administrative expenses			**(249)**	(248)
Profit from operations			**3,162**	3,622

Telecommunications represent revenue and profits derived from the provision of mobile telecommunications and related services by SmarTone Telecommunications Holdings Limited which became the Group's subsidiary in January 2003 and the result before then was included in the Group's share of profits of associates.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS (cont'd)

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits less Losses before Taxation Six months ended 31st December	
	2003	2002
Property		
Property sales	**51**	8
Rental income	**123**	146
	174	154
Telecommunications	**-**	69
Other businesses	**276**	385
Profit from operations	**450**	608
Finance cost	**(94)**	(136)
Profit before taxation	**356**	472

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit Six months ended 31st December	
	2003	2002
Property		
Property sales	**585**	1,485
Rental income	**1,975**	2,105
	2,560	3,590
Hotel operation	**115**	111
Telecommunications	**243**	69
Other businesses	**564**	655
Other revenue	**379**	53
Unallocated administrative expenses	**(249)**	(248)
Net finance cost - Group	**(82)**	(125)
- Associates and jointly controlled entities	**(94)**	(136)
Profit on disposal of long-term investments	**39**	321
Profit before taxation	**3,475**	4,290

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COST

	Six months ended 31st December	
	2003	2002
Interest expenses on		
Bank loans and overdrafts	**117**	221
Other loans wholly repayable within five years	**37**	62
Other loans not wholly repayable within five years	**17**	29
	171	312
Less : Portion capitalized	**(65)**	(123)
	106	189
Interest income on bank deposits	**(24)**	(64)
	82	125

4. PROFIT ON DISPOSAL OF LONG-TERM INVESTMENTS

	Six months ended 31st December	
	2003	2002
Profit on disposal of interests in jointly controlled entities	**-**	303
Profit on disposal of long-term investments	**39**	18
	39	321

5. PROFIT BEFORE TAXATION

	Six months ended 31st December	
	2003	2002
Profit before taxation is arrived at after charging/(crediting):		
Cost of properties sold	**2,348**	6,974
Depreciation	**303**	117
Dividend income from listed and unlisted investments	**(34)**	(4)
Interest income from listed and unlisted debt securities	**(192)**	(108)
Net realized and unrealized holding gains/losses on marketable securities	**(92)**	47

(Expressed in millions of Hong Kong dollars)

6. TAXATION

	Six months ended 31st December	
	2003	2002
Company and subsidiaries		
Hong Kong profits tax	**327**	512
Deferred taxation	**86**	58
	413	570
Share of taxation		
Associates	**43**	41
Jointly controlled entities	**35**	22
	491	633

Hong Kong profits tax is provided at the rate of 17.5 per cent (2002: 17.5 per cent) based on the estimated assessable profits for the period.

The change in accounting policy in accordance with revised SSAP 12 "Income Taxes" has been applied retrospectively and the comparatives have been restated. The adjustments to the balance sheet at 30th June 2003 are as follows:

Decrease in associates	(194)
Decrease in jointly controlled entities	(9)
Increase in deferred tax liabilities	(914)
Decrease in minority interests	47
Decrease in reserves	(1,070)

7. EARNINGS PER SHARE

The calculation of earnings per share is based on HK$2,840 million (2002: HK$3,663 million) being profit attributable to shareholders and on 2,401 million shares (2002: 2,401 million shares) in issue during the period.

No diluted earnings per share is presented for the six months ended 31st December 2003 and 2002 as the exercises of all the share options outstanding during the periods have no dilutive effect on the earnings per share.

8. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$717 million and net book value of fixed assets disposed amounted to HK$132 million.

(Expressed in millions of Hong Kong dollars)

9. LONG-TERM INVESTMENTS

	31st December 2003	30th June 2003
Listed held-to-maturity debt securities, overseas	**4,849**	3,157
Listed held-to-maturity debt securities, Hong Kong	**96**	-
Unlisted held-to-maturity debt securities	**1,246**	950
Listed equity securities, overseas	**158**	156
Listed equity securities, Hong Kong	**785**	306
Unlisted equity securities	**475**	373
	7,609	4,942
Amounts due from investee companies	**41**	41
Amounts due to investee companies	**(8)**	(13)
	7,642	4,970
Market value		
Listed overseas	**5,518**	3,843
Listed in Hong Kong	**868**	277
	6,386	4,120

10. TRADE AND OTHER RECEIVABLES

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables are trade debtors of HK$1,202 million (30th June 2003: HK$1,485 million), of which 69 per cent aged less than 60 days, six per cent between 61 to 90 days and 25 per cent more than 90 days (30th June 2003: 85 per cent, five per cent and ten per cent respectively).

11. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$714 million (30th June 2003: HK$652 million), of which 57 per cent aged less than 60 days, six per cent between 61 to 90 days and 37 per cent more than 90 days (30th June 2003: 40 per cent, six per cent and 54 per cent respectively).

12. SHARE CAPITAL

There were no movements in the share capital of the Company during the period under review.

(Expressed in millions of Hong Kong dollars)

13. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31st December		Jointly controlled entities Six months ended 31st December	
	2003	2002	**2003**	2002
Interest income	**3**	12	**33**	51
Rental income	**2**	33	**1**	1
Rental Expenses	**-**	-	**7**	-
Other revenue from services rendered	**19**	20	**163**	600
Purchase of goods and services	**-**	-	**89**	275

14. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows :

	31st December 2003	**30th June** 2003
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	**974**	1,426
Authorized but not contracted for	**17**	437
(b) Capital commitments in respect of investments		
Contracted but not provided for	**144**	152
(c) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	**1,006**	1,097
Authorized but not contracted for	**278**	312

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$3,652 million (30th June 2003: HK$3,819 million) and other guarantees of HK$152 million (30th June 2003: HK$202 million).

(Expressed in millions of Hong Kong dollars)

15. FINANCIAL INSTRUMENTS

Details of the Group's outstanding interest rate swaps (to swap into floating rate debt) and currency swaps (to hedge principal repayment of USD debt) at balance sheet date are as follows :

	Notional Principal Amount	
	31st December 2003	30th June 2003
Interest rate swaps		
- Less than 1 year	**1,100**	600
- 1 to 5 years	**1,250**	1,650
- After 5 years	**400**	800
	2,750	3,050
Currency swaps		
- After 5 years	**234**	234

Financial Review

FINANCIAL RESOURCES AND LIQUIDITY

(a) The Group's financial position remains strong with a low debt leverage and high interest cover. For the period under review, profit from operations covered 21.5 times the net interest expenses including those capitalized compared to 14.6 times for the same period last year. Based on shareholders' funds of HK$121,106 million and net debt of HK$14,198 million at 31st December 2003, gearing ratio was 11.7% compared to 11% at 30th June 2003.

(b) The Group's gross borrowings totalled HK$22,096 million, all of which are unsecured, with a maturity profile set out as below :

	31st December 2003	30th June 2003
	HK$ Million	HK$ Million
Repayable :		
Within one year	**1,878**	934
After one year but within two years	**3,620**	1,745
After two years but within five years	**6,864**	6,914
After five years	**9,734**	12,534
Gross borrowings	**22,096**	22,127
Cash and bank deposits	**7,898**	8,891
Net debt	**14,198**	13,236

(c) The group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars.

(d) The majority of Group's borrowings are subject to floating interest rates. The Group has always closely monitored this exposure and when appropriate, will apply interest swaps to hedge the risk.

(e) As at 31st December 2003, the Group had outstanding interest rate swaps (to swap into floating rate debt) in the aggregate amount of HK$2,750 million and currency swaps (to hedge principal repayment of USD debt) in the amount of HK$234 million.

CHARGE OF ASSETS

As at 31st December 2003, certain bank deposits of the Group's subsidiary, SmarTone Telecommunications Holdings Limited, with aggregate amount of HK$335 million were pledged for securing performance bonds related to 3G licence and some other guarantees issued by banks.

CONTINGENT LIABILITIES

As at 31st December 2003, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$3,804 million (30th June 2003 : HK$4,021 million).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31 December 2003, the interests and short positions of directors and chief executive in shares and, in respect of equity derivatives, underlying shares and debentures of the Company and its Associated Corporations as required to be disclosed under Part XV of the Securities and Futures Ordinance (the "SFO") were as follows:

1. Long positions in shares and underlying shares of the Company:

Name of Director	Beneficial owner	Discretionary trust founder & trust beneficiary	Child under 18 or spouse	Corporate	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,078,322,522[1]	–	–	75,000	1,078,397,522	44.91
Lee Shau-kee	486,340	–	–	343,000[2]	–	829,340	0.03
Kwok Ping-kwong, Thomas	1,901,281	1,076,372,214[1]	304,065	–	75,000	1,078,652,560	44.92
Kwok Ping-luen, Raymond	–	1,079,515,895[1]	–	–	75,000	1,079,590,895	44.96
Kwan Cheuk-yin, William	200,000	–	–	–	–	200,000	0
Lo Chiu-chun, Clement	137,273	–	62,117	–	–	199,390	0
Law King-wan	20,000	–	70,267	–	–	90,267	0
Chan Kai-ming	41,186	–	–	–	75,000	116,186	0
Chan Kui-yuen, Thomas	–	–	66,000	126,500	225,000	417,500	0.01
Kwong Chun	702,722	–	339,358	–	75,000	1,117,080	0.04
Wong Yick-kam, Michael	70,904	–	–	–	225,000	295,904	0.01
Wong Chik-wing, Mike	120,999	–	–	–	225,000	345,999	0.01
Woo Ka Biu, Jackson (Alternate Director to Woo Po-shing)	–	–	1,000	–	–	1,000	0

Notes: 1. Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 36.72% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkin, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Long positions in shares and underlying shares of SUNeVision Holdings Ltd.:

Name of Director	Beneficial owner	Discretionary trust founder & trust beneficiary	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,070,000*	456,667	1,526,667	0.07
Kwok Ping-kwong, Thomas	–	1,070,000*	456,667	1,526,667	0.07
Kwok Ping-luen, Raymond	–	1,742,500*	853,333	2,595,833	0.12
Kwan Cheuk-yin, William	884	–	–	884	0
Chan Kai-ming	115,000	–	–	115,000	0
Chan Kui-yuen, Thomas	–	–	520,000	520,000	0.02
Kwong Chun	300,000	–	–	300,000	0.01
Wong Yick-kam, Michael	100,000	–	420,000	520,000	0.02
Wong Chik-wing, Mike	109,000	–	–	109,000	0

Note:

* Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

3. Long positions in shares and underlying shares of other Associated Corporations:

(a) SmarTone Telecommunications Holdings Limited:

Name of Director	Interests as discretionary trust founder & trust beneficiary	% of shares in issue
Kwok Ping-luen, Raymond	1,783,267	0.30

(b) The Kowloon Motor Bus Holdings Limited:

Name of Director	Beneficial owner	% of shares in issue
Kwok Ping-sheung, Walter	61,522	0.01
Kwok Ping-luen, Raymond	393,350	0.09
Chung Sze-yuen	18,821	0

(c) Each of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen had the following interests in shares of the following Associated Corporations:

Name of Associated Corporation	Beneficial owner	Attributable holding through corporation	Attributable *% of shares in* issue through corporation	Actual *holding* through corporation	*Actual %* interests in issued shares
Superindo Company Limited	10	-	-	-	10
Super Fly Company Limited	10	-	-	-	10
Splendid Kai Limited	-	2,500*	25	1,500	15
Hung Carom Company Limited	-	25*	25	15	15
Tinyau Company Limited	-	1*	50	1	50
Open Step Limited	-	8*	80	4	40

Note:

* Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.

(d) Dr Lee Shau-kee had corporate interests in shares of the following Associated Corporations:

Name of Associated Corporation	Total	% of shares in issue
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man - Sanfield JV Construction Company Limited	1[9]	50
Everise (H.K.) Limited	1[10]	50
Fullwise Finance Limited	2[11]	50
Jade Land Resources Limited	1[12]	25
Joy Wave Development Limited	1[13]	50
Karnold Way Limited	2,459[14]	24.59
Maxfine Development Limited	3,050[15]	33.33
New Treasure Development Limited	1[16]	25
Royal Peninsula Management Service Company Limited	1[17]	50
Special Concept Development Limited	1[18]	25
Star Play Development Limited	1[19]	33.33
Successful Finance Limited	1[20]	50
Teamfield Property Limited	4,918[21]	49.18
Topcycle Construction Company Limited	1[22]	50
Topcycle Development Limited	1[23]	50
Topcycle Project Management Limited	1[24]	50
World Space Investment Limited	4,918[25]	49.18

Notes:

1. Dr Lee Shau-kee had an indirect interest of 61.87% in Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkin, Rimmer and Riddick were owned by Dr Lee Shau-kee. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited by virtue of the SFO.
2. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was wholly-owned by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
3. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
4. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

5. Dr Lee Shau-kee was deemed to be interested in the 95 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 50% held by Primeland Investment Limited of which 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

6. Dr Lee Shau-kee was deemed to be interested in the 50 shares held through Primeland Investment Limited. This corporation was 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

7. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Starland International Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

8. Dr Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

9. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

10. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Masterland Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

11. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

12. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

13. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned held by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

14. Dr Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

15. Dr Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 65.45% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

16. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

17. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

18. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

19. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Henderson Investment Limited. This corporation was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

20. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Join Fortune Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

21. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
22. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
23. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
24. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
25. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

The interests of the directors and the chief executive in the share options (being regarded for the time being as unlisted physically settled equity derivatives) of the Company and its Associated Corporations are stated in detail in the Share Option Schemes section stating below.

Save as disclosed above, as at 31 December 2003, none of the directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its Associated Corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 ("the Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. All options granted and accepted can still be exercised up to one third during the second year from the date of grant, up to two thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter the relevant option will expire.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("the New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No further options may be offered under the Old Scheme. However, the outstanding options granted under the Old Scheme mentioning in the following paragraphs shall continue to be subject to the provisions of the Old Scheme and the revised provisions of Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

The following shows the outstanding positions of the directors and the chief executive as at 31 December 2003 with respect to their share options granted under the Old Scheme:

Name of director	Date of grant	Exercise price HK$	Number of share options: Balance as at 1.7.2003	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2003	
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	-	-	-		75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	-	-	-		75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	-	-	-		75,000
Chan Kai-ming	16.7.2001	70.00	75,000	-	-	-		75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	-	-	-	150,000	
	16.7.2001	70.00	75,000	-	-	-	75,000	225,000
Kwong Chun	16.7.2001	70.00	75,000	-	-	-		75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	-	-	-	150,000	
	16.7.2001	70.00	75,000	-	-	-	75,000	225,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	-	-	-	150,000	
	16.7.2001	70.00	75,000	-	-	-	75,000	225,000

A summary of the movements during the half year ended 31 December 2003 of the share options granted under the Old Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and the chief executive as disclosed above, is as follows:

Date of grant	Exercise price HK$	Number of share options: Balance as at 1.7.2003	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2003	
15.2.2000	70.00	360,000	-	-	-	360,000	
16.7.2001	70.00	1,410,000	-	-	36,000	1,374,000	1,734,000

Other than the participants as stated above, the Company had not granted since the adoption of the Old Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

2. Share Option Schemes of Subsidiaries

a. Pre-IPO Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SeV Pre-IPO Share Option Scheme"). Since its adoption, SUNeVision had granted four lots of share options ("SeV Pre-IPO Share Options") pursuant to the SeV Pre-IPO Share Option Scheme.

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 31 December 2000;
(ii) a further one third of the options within three years commencing on 31 December 2001;
(iii) the remaining one third of the options within three years commencing on 31 December 2002; and
(iv) the options will expire at the close of business on 30 December 2005.

The options at the price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 15 November 2001;
(ii) a further one third of the options within three years commencing on 15 November 2002;
(iii) the remaining one third of the options within three years commencing on 15 November 2003; and
(iv) the options will expire at the close of business on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 20 March 2002;
(ii) a further one third of the options within three years commencing on 20 March 2003;
(iii) the remaining one third of the options within three years commencing on 20 March 2004; and
(iv) the options will expire at the close of business on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 8 July 2003;
(ii) a further one third of the options within three years commencing on 8 July 2004;
(iii) the remaining one third of the options within three years commencing on 8 July 2005; and
(iv) the options will expire at the close of business on 7 July 2008.

b. New Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, has adopted a new share option scheme ("SeV New Share Option Scheme") and terminated the SeV Pre-IPO Share Option Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SeV Pre-IPO Share Option Scheme. However, the outstanding options granted under the SeV Pre-IPO Share Option Scheme shall continue to be subject to the provisions of the Pre-IPO Share Option Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules").

Since its adoption, SUNeVision had granted one lot of share options at the exercise price of HK$1.59 per share ("SeV Share Options") which may be exercised in accordance with the terms of the SeV New Share Option Scheme as to:

(i) an amount up to one third of the grant within three years commencing on 29 November 2004;
(ii) the remaining amount but up to two thirds of the grant within three years commencing on 29 November 2005;
(iii) the remaining amount within three years commencing on 29 November 2006; and
(iv) the options will expire at the close of business on 28 November 2009.

The following shows the outstanding positions of the directors and chief executive of the Company as at 31 December 2003 with respect to their SeV Pre-IPO Share Options and SeV Share Options:

			Number of share options					
Name of director	Date of grant	Exercise price HK$	Balance as at 1.7.2003	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2003	
Kwok Ping-sheung, Walter	28.3.2000	10.38	415,000	–	–	138,333	276,667	
	7.4.2001	2.34	180,000	–	–	–	180,000	456,667
Kwok Ping-kwong, Thomas	28.3.2000	10.38	415,000	–	–	138,333	276,667	
	7.4.2001	2.34	180,000	–	–	–	180,000	456,667
Kwok Ping-luen, Raymond	28.3.2000	10.38	755,000	–	–	251,667	503,333	
	7.4.2001	2.34	350,000	–	–	–	350,000	853,333
Chan Kui-yuen, Thomas	28.3.2000	10.38	510,000	–	–	170,000	340,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	520,000
Wong Yick-kam, Michael	28.3.2000	10.38	360,000	–	–	120,000	240,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	420,000

A summary of the movements during the six months ended 31 December 2003 of the SeV Pre-IPO Share Options and the SeV Share Options granted to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	Exercise price HK$	Balance as at 1.7.2003	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12. 2003	
28.3.2000	10.380	2,320,000	–	–	773,333	1,546,667	
30.11.2000	3.885	687,500	–	–	–	687,500	
7.4.2001	2.340	1,170,000	–	–	–	1,170,000	
8.7.2002	1.430	750,000	–	–	–	750,000	
29.11.2003	1.590	0	1,850,000	–	–	1,850,000	6,004,167

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SeV Pre-IPO Share Option Scheme and the SeV New Share Option Scheme any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

c. Valuation of the SeV Share Options

Pursuant to Rule 17.08 of the Listing Rules, the valuation of the SeV Share Options granted during the half year ended 31 December 2003 is as follows:

Name of Participants	Number of Options granted on 29.11.2003	Option Value as at 29.11.2003	Option Value as at31.12.2003
Aggregate total of Employees of the Company	1,850,000	HK$1,418,765	HK$ 1,280,015

The closing price of the share of SUNeVision immediately before the date on which such SeV Share Options were granted was HK$1.59 (as of 28 November 2003).

According to the Black-Scholes model*, the total value of the SeV Share Options granted on 29 November 2003 was estimated at HK$ 1,418,765 with the following variables and assumptions:

1. **Risk Free Rate** : 3.262%, being the approximate yield of 5-year Exchange Fund Note traded on 29 November 2003.
2. **Expected Volatility** : 47.83%, being the annualized volatility of the closing price of the shares of SUNeVision from 29 November 2002 to 28 November 2003.
3. **Expected Dividend** :
   (i) Yield : 0%, being 2003 prospective dividend yield of the shares of SUNeVision.
   (ii) Growth Rate : 0% p.a., being 3-year historical dividend growth rate of SUNeVision.
4. **Expected Life of such SeV Share Options is 6 years with the following assumptions:**
   (i) There is no material difference between the expected volatility over the whole life of such SeV Share Options and the historical volatility of the shares of SUNeVision over the period from 29 November 2002 to 28 November 2003.
   (ii) There is no material difference between the dividend growth rate over the whole life of such SeV Share Options and the historical dividend growth rate of SUNeVision over the previous 3 years.

According to the Black-Scholes model*, the total value of the SeV Share Options granted on 29 November 2003 was estimated at HK$ 1,280,015 as at 31 December 2003 with the following variables and assumptions:

1. **Risk Free Rate** : 3.044%, being the approximate yield of 5-year Exchange Fund Note traded on 31 December 2003.
2. **Expected Volatility** : 45.56%, being the annualized volatility of the closing price of the shares of SUNeVision from 1 January 2003 to 31 December 2003.
3. **Expected Dividend** :
   (i) Yield : 0%, being 2003 prospective dividend yield of the share of SUNeVision.
   (ii) Growth Rate : 0% p.a., being 3-year historical dividend growth rate of SUNeVision.
4. **Expected Life of such SeV Share Options is 5.9 years with the following assumptions:**
   (i) There is no material difference between the expected volatility over the whole life of such SeV Share Options and the historical volatility of the shares of SUNeVision over the period from 1 January 2003 to 31 December 2003.
   (ii) There is no material difference between the dividend growth rate over the whole life of such SeV Share Options and the historical dividend growth rate of SUNeVision over the previous 3 years.

All the options forfeited before expiry of the SeV New Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the SeV New Share Option Scheme.

*Note: The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

d. Share Option Scheme of iAdvantage Limited

The Company operates another share option scheme which was approved for iAdvantage Limited, a subsidiary of the Company. No option shares for iAdvantage Limited have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2003, the long positions of every person, other than directors or the chief executive of the Company, who had interests in shares of the Company which fall to be disclosed to the Company under Part XV of the SFO were as follows:

Name	As Trustee	Corporate interest	Other nature	Total number of shares	% of shares in issue
HSBC International Trustee Limited	1,070,254,447	772,601	8,000,000	1,079,027,048*	44.94

*Note: Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,056,338,347 shares were the shares referred to in the Note 1 to the section on "Directors' and Chief Executive's Interests".

INTERESTS OF OTHER PERSONS

During the half year ended 31 December 2003, other than the interests in shares and underlying shares of the Company and its Associated Corporations held by the directors, the chief executive and substantial shareholders stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the half year ended 31 December 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during this period.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.60 per share (2002: HK$0.60 per share) payable in cash on 6 April 2004 to shareholders on the Register of Members as at 6 April 2004.

The Register of Members will be closed from 26 March 2004 to 6 April 2004, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 25 March 2004.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Mr. William Kwan Cheuk-yin (Chairman), Sir Sze-yuen Chung and Mr. Clement Lo Chiu-chun, met in September 2003 and March 2004.

During the meetings, the Committee reviewed and made recommendations on the improvement of the Company's financial reporting process and internal controls.

CODE OF BEST PRACTICE

No Director is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By Order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 11 March 2004

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